03016970

24-10035

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NUMBER 1 TO

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Madison Financial Corporation
(Exact name of issuer as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation or organization)
660 University Shopping Center, Richmond, Kentucky 40475

(859) 626-8008
(Address, including zip code, and telephone number,
including area code, of issuer's principal executive offices)

Cynthia W. Young
Wyatt, Tarrant & Combs, LLP
2800 PNC Plaza
Louisville, Kentucky 40202
(502) 562-7292
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

6021
(Primary Standard Industrial Classification Code Number)

61-1335285
I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I -- NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
Dr. Randy Allen	793 Eastern By-Pass Suite 101 Richmond, KY 40475	204 Betsy Lane Richmond, KY 40475
J. Michael Burns	141 N. Eagle Creek Drive Lexington, KY 40509	2039 Ashgrove Pike W. Nicholasville, KY 40356
Michael R. Eaves	P.O. Box 300 Richmond, KY 40476-0300	201 Ava Drive Richmond, KY 40475
Michael D. Eidson	Eastern By-Pass Richmond, KY 40475	117 Lake Point Drive Richmond, KY 40475
Merwyn L. Jackson	P.O. Box 716 2091 Jacks Creek Road Richmond, KY 40476	2091 Jacks Creed Road Richmond, KY 40475
Frank D. Morrow	447 Big Hill Avenue Richmond, KY 40475	1416 Lancaster Road Richmond, KY 40475
Debra G. Neal	660 University Shopping Ctr. Richmond, KY 40475	1181 Union City Road Richmond, KY 40475
Dr. Douglas Owen	920 Barnes Mill Road Richmond, KY 40475	920 Barnes Mill Road Richmond, KY 40475
Donald R. Snyder	124 Jacks Trace Richmond, KY 40475	124 Jacks Trace Richmond, KY 40475
William M. Walters	660 University Shopping Ctr. Richmond, KY 40475	2500 Lancaster Road Richmond, KY 40475
John E. Young, IV	1001 Gibson Bay Drive Suite 102 Richmond, KY 40475	906 Turnberry Drive Richmond, KY 40475

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

William M. Walters, President and CEO	[See business and residential addresses above]
Debra G. Neal, Executive Vice President and Treasurer	[See business and residential addresses above]
Merwyn L. Jackson, Secretary	[See business and residential addresses above]

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

J. Michael Burns	[See business and residential addresses above]
Michael R. Eaves	[See business and residential addresses above]
Michael D. Eidson	[See business and residential addresses above]
Merwyn L. Jackson	[See business and residential addresses above]
Frank D. Morrow	[See business and residential addresses above]
William M. Walters	[See business and residential addresses above]

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

J. Michael Burns	[See business and residential addresses above]
Michael R. Eaves	[See business and residential addresses above]
Michael D. Eidson	[See business and residential addresses above]
Merwyn L. Jackson	[See business and residential addresses above]
Frank D. Morrow	[See business and residential addresses above]

William M. Walters	[See business and residential addresses above]
David Oliver Oliver Enterprises, Inc.*	3000 Revilo Road, P.O. Box 53, Winchester, Kentucky 40391

* As of December 31, 2002, David Oliver owns 2,000 shares and Oliver Enterprises, Inc., a company he controls, owns 10,780 shares; together they own 12,780, or 5.89% of the common stock outstanding.

(f) The tables in (a) and (b) above identifies each of the directors and officers of the issuer. The issuer has no promoters other than the directors and officers.

(g) The table in (a) identifies each person who may be deemed to control the issuer. The following table identifies each other person controlled by the persons identified in (a):

Controlling Person	Name and Address of Controlled Person
Dr. Randy Allen	Commonwealth Urology, PSC 1760 Nicholasville Road Lexington, KY
	1st Madison Properties, LLC Eastern By-Pass Richmond, KY 40475
	Kentucky 1 Lithotripsy, LLC 1301 Capital of Texas Highway Suite C-3000 Austin, TX 78046
	Kentuckania
J. Michael Burns	J.M.B.A. Inc. 141 N. Eagle Creek Drive Lexington, KY 40509
	Burns Realty Brokerage 141 N. Eagle Creek Drive Lexington, KY 40509
	Reo Rader, Inc. Tates Creek Road Richmond, KY 40475
	GEM Properties, LLC 4189 Heartwood Road Lexington, KY 40515

Country Lane, Inc.
2039 Ashgrove Pk. W.
Nicholasville, KY 40356

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Michael R. Eaves

Sword, Floyd, Moody, PLLC
P.O. Box 300
Richmond, KY 40475

Fairway Partners, LLC
218 W. Main Street
Richmond, KY 40475

SE&O Properties
Water Street
Richmond, KY 40475

218 W. Main Street, LLC
218 W. Main Street
Richmond, KY 40475

Barnes Mill 920, LLC
218 W. Main Street
Richmond, KY 40475

East Main Properties, LLC
218 W. Main Street
Richmond, KY 40475

Warrior's Trace, Inc.
218 W. Main Street
Richmond, KY 40475

The St. George Co., LLC
218 W. Main Street
Richmond, KY 40475

1st Madison Properties, LLC
218 W. Main Street
Richmond, KY 40475

Michael D. Eidson

Total Comfort Corp.
Eastern By-Pass
Richmond, KY 40475

K & M Properties
117 Lake Point Drive
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Merwyn L. Jackson

Sumer Farms
P.O. Box 716
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Frank D. Morrow

Morrow Commercial Leasing, Rentals & Real Estate Co.
447 Big Hill Avenue
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Debra G. Neal

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Dr. Douglas Owen

Douglas G. Owen, PSC
Barnes Mill Road
Richmond, KY 40475

The St. George Co., LLC
218 W. Main Street
Richmond, KY 40475

Owen Properties
13 Barnes Mill Road
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Donald R. Snyder

TTL Apartments
124 Jacks Trace

	Richmond, KY 40475
	1st Madison Properties, LLC Eastern By-Pass Richmond, KY 40475
William M. Walters	1st Madison Properties, LLC Eastern By-Pass Richmond, KY 40475 TW Pizza, LLC Richmond, KY
John E. Young, IV	1st Madison Properties, LLC Eastern By-Pass Richmond, KY 40475 John & Sandy Rentals 906 Turnberry Drive Richmond, KY 40475

(h) Wyatt, Tarrant & Combs, LLP, 2800 PNC Plaza, 500 W. Jefferson Street, Louisville, Kentucky 40202, serves as counsel to the issuer with respect to the proposed offering.

(i), (j), (k), (l), (m) There will be no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262 of Regulation A promulgated by the Securities and Exchange Commission

(a), (b) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262 of Regulation A. Specifically:

Neither the issuer, nor any of its predecessors or any affiliated issuer:

(1) has filed a registration statement which is the subject of any pending proceeding or examination under section 8 of the Securities Act of 1933 (the "Securities Act"), or has been the subject of any refusal order or stop order thereunder within 5 years prior to the filing of this offering statement;

(2) is subject to any pending proceeding under §230.258 of Regulation A or any similar section adopted under section 3(b) of the Securities Act, or to an order entered thereunder within 5 years prior to the filing of this offering statement;

(3) has been convicted within 5 years prior to the filing of this offering statement of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Securities and Exchange Commission (the "Commission");

(4) is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily restraining or enjoining, or is subject to any order, judgment or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of this offering statement, permanently restraining or enjoining, such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or

(5) is subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of the offering statement, or is subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

No director, officer of the issuer, nor any 10% owner of any class of the issuer's equity securities:

(1) has been convicted within 10 years prior to the filing of this offering statement of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;

(2) is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of this offering statement, permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;

(3) is subject to an order of the Commission entered pursuant to section 15(b), 15B(a), or 15B(c) of the Securities Exchange Act of 1934 (the "Exchange Act"), or section 203(e) or (f) of the Investment Advisers Act of 1940 [15 U.S.C. 80b-1 et seq.];

(4) is suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under section 6 of the Exchange Act or a national securities association registered under section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

(5) is subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of this offering statement, or is subject to

a restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities will be offered by underwriters, dealers or salespersons.

(b) The securities will be offered by officers and directors of the issuer on behalf of the issuer directly. Offers may be made in the following jurisdictions:

Kentucky, Ohio, Tennessee, Florida

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a), (b), (c) Neither the issuer nor any of its predecessors or affiliated issuers issued any unregistered securities within the past one year period.

ITEM 6. Other Present or Proposed Offerings

The issuer has reserved for issuance a total of 6,600 shares of Common Stock which may be issued to directors of the issuer under the issuer's Directors' 1999 Stock Option Plan. The plan provides for the grant of stock options to directors of the issuer to purchase shares of Common Stock at an exercise price to be determined by the board of directors at the time an option is granted. Each optionee must execute a stock option agreement that contains the specific terms of the options granted to that optionee. Under the plan, options may have a term of up to ten years after the option first becomes vested, subject to early termination upon the occurrence of certain enumerated events. Options will vest in accordance with a vesting schedules set forth in the stock option agreement, subject to acceleration in the event of a change in control of the issuer or the death or disability of the optionee. Generally, 50% of an optionee's options will vest on the third anniversary of the date of the participant's stock option agreement, an additional 25% of the options will vest on the fourth anniversary of the date of the stock option agreement, and the options will be fully vested on the fifth anniversary of the date of the stock option agreement. The purpose of the plan is to promote the interests of the issuer by affording an incentive to certain persons to serve as a director of the issuer in order to bring their expertise and business judgment to the issuer through the opportunity for stock ownership. Subject to adjustments, a total of 6,600 shares of Common Stock may be issued upon the exercise of options granted under the plan. As of the date hereof, no shares of Common Stock have been purchased, and a total of 6,600 shares of Common Stock may be purchased, upon the exercise of outstanding options granted under the plan.

ITEM 7. Marketing Arrangements

(a), (b) Neither the issuer nor any person named in response to Item 1(a) knows of any arrangement for any of the following purposes:

(1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) to stabilize the market for any of the securities to be offered;

(3) for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

A letter concerning the availability of offering materials was mailed to existing shareholders of the issuer on December 19, 2002. A form of the letter was submitted to the Commission on December 2, 2002.

PART II -- OFFERING CIRCULAR

Offering Circular

Madison Financial Corporation

P.O. Box 1210
Richmond, Kentucky 40476-1210
Telephone 859.626.8008

30,000 shares of Series A Cumulative Nonvoting Preferred Stock

Offering Price: $100 per share

Dividend rate: $6.50 per annum, cumulative

Redeemable at
$102.50 per share prior to January 1, 2008
$100 per share on or after January 1, 2008
(plus accrued dividends)

Liquidation value: $100 per share
(plus accrued dividends)

Shares of Series A Cumulative Nonvoting Preferred Stock are *non-voting* and *not convertible*.

Madison Financial Corporation is offering a total of up to 30,000 shares of its Series A Cumulative Nonvoting Preferred Stock. The offering is *not* conditioned on the sale of a minimum number of shares. This investment involves risks. See "RISK FACTORS" beginning on page 3.

	Price to Public	Proceeds to Madison Financial[1]
Per share	$100	$100
Total maximum	$3,000,000	$3,000,000

[1] Before offering expenses, which are currently estimated at $33,000.

This offering is being made directly by Madison Financial, without the use of underwriters. No underwriting discount or commissions will be payable in connection with the offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SHARES OF PREFERRED STOCK OFFERED HEREBY ARE NOT DEPOSITS OF MADISON BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

The date of this Offering Circular is ___________, 2003. The approximate date of commencement of proposed sales to the public is ______________, 2003. The expiration date of the offering is currently set at August 29, 2003, subject to early termination. We may, in our discretion, end the offering at any time.

Table of Contents

Please Note

As used in this offering circular, "*Madison Financial*," "*we*," "*our*" and "*us*" refers to Madison Financial Corporation; and "*Series A Preferred Stock*" refers to our Series A Cumulative Nonvoting Preferred Stock.

This offering circular does not constitute an offer to sell or a solicitation of an offer to buy shares of common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

We have not authorized anyone to provide you with any information other than the information included in this document or provided to you directly by us in response to your request for additional information, as contemplated by this document. If someone provides you with other information, please do not rely on it as being authorized by us.

This offering circular has been prepared as of December, 2002. There may be changes in our affairs since that date which are not reflected in this document.

This document contains forward-looking statements about us and our business. These statements can be identified by our use of words like "*expect*", "*may*", "*could*", "*intend*", "*project*", "*estimate*" or "*anticipate*". These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other factors, including those discussed under the heading "*Risk Factors*" on page 3. You are cautioned to consider these factors carefully.

SUMMARY OF OFFERING

The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this offering circular.

Madison Financial Corporation

Madison Financial is the holding company of Madison Bank, a Kentucky banking corporation headquartered in Richmond, Kentucky. Through its subsidiary, Madison Financial conducts a full-service commercial banking business in Madison County, Kentucky, which is its primary market area.

The main office of both Madison Financial and Madison Bank is located at 660 University Shopping Center, Richmond, Kentucky 40475, telephone number 859.626.8008.

The Offering

Shares offered	30,000 shares of Series A Cumulative Nonvoting Preferred Stock. The offering is not conditioned on the sale of a minimum number of shares.
Dividend rate	\$6.50 per share per annum (or \$3.25 semi-annually).
Dividend payment dates...	Each May 30 and November 30, when and as declared by the board of directors. Unpaid dividends will accumulate until paid in full.
Dividend preference........	No dividends can be paid on our common stock if the payment of dividends on the Series A Preferred Stock is in arrears.
Redeemability	The shares are *not* redeemable at the option of the shareholder. Madison Financial will have the right to redeem shares of Series A Preferred Stock, in whole or in part at any time, provided we will not redeem shares of Series A Preferred Stock without the prior approval of the Federal Reserve.
Redemption value	The redemption price of shares redeemed prior to 2008 is \$102.50 per share and thereafter is \$100 per share (plus any accrued dividends that have not been paid).
Liquidation value	\$100 per share of Series A Preferred Stock (plus any accrued dividends that have not been paid).

Liquidation preference	If Madison Financial is dissolved and liquidated, holders of Series A Preferred Stock will be entitled to receive the liquidation value of their shares of Series A Preferred Stock (and only that liquidation value) out of the net assets of Madison Financial before any amount is paid to holders of common stock.
Other features	The Series A Preferred Stock is non-voting and is not convertible into shares of common stock of Madison Financial. Shareholders will not have preemptive rights with respect to any shares issued in the future.
Use of proceeds	Proceeds of the offering will be used for general corporate purposes and may be used to increase the capital of Madison Bank, for use in its banking business.
Risk Factors	Madison Financial and Madison Bank have a limited operating history. See "RISK FACTORS" on page 3 for certain information that should be considered by prospective purchasers of shares in the offering.
Other shares outstanding ..	As of August 31, 2002, Madison Financial has 216,890 shares of common stock outstanding.
Plan of distribution	Madison Financial is offering the shares of Series A Preferred Stock in a community offering to its existing shareholders Kentucky, Ohio, Tennessee and Florida and other investors in Kentucky, Ohio and Tennessee. We do not plan to offer the Series A Preferred Stock outside of Kentucky, Ohio or Tennessee. See "THE OFFERING AND HOW TO SUBSCRIBE."
Minimum purchases ...	The minimum subscription per investor is 20 shares ($2,000).

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this offering circular before deciding whether to invest in shares of our Series A Preferred Stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, our ability to pay dividends could be impaired, the value of our stock could decline, and you may lose part or all of your investment.

You will have limited rights as a shareholder if you invest in our shares of Series A Preferred Stock. Your voting rights will be limited.

Unlike our common stock, shares of our Series A Preferred Stock are non-voting. Owning shares of Series A Preferred Stock will *not* give you any right to notice of, or to vote at, shareholders' meetings except in certain limited circumstances provided by law. You may not be entitled to receive advance notice of important matters submitted to our shareholders, and you will not have the right to participate in shareholders' meetings even though the shareholders are considering matters important to you.

You will have a limited right to receive cash dividends on our Series A Preferred Stock, and will only be entitled to receive cash dividends when and if they are declared by our board of directors.

The dividend rate on the Series A Preferred Stock is fixed at $6.50 per annum, or $3.25 semi-annually (and no more). You will not be entitled to receive any dividends until they are declared by our board of directors. As a holder of Series A Preferred Stock, you will have no right to vote for directors.

We have a limited operating and dividend paying history for you to consider when you evaluate an investment in Series A Preferred Stock.

We have a limited operating history as an independent banking organization in Madison County. Incorporated in 1996, Madison Bank commenced its banking business on March 11, 1997, when it received its charter from the Kentucky Department of Financial Institutions. Madison Financial was formed as the holding company of Madison Bank in December 1998.

While Madison Bank was able to begin operating profitably beginning in 1998, we have a limited record of paying dividends. Prior to 2002, we retained all of our earnings to support the growth of the Madison Bank. We do not have a long operating history or record of paying dividends for you to consider when evaluating an investment in Series A Preferred Stock.

Our ability to pay dividends to shareholders depends on the performance of Madison Bank.

We are dependent on Madison Bank for funds for dividends. The primary source of our payment of dividends will be dividends we receive from Madison Bank. Madison Bank's dividend paying ability will depend on, among other things, its profitability, its asset growth, and whether it has adequate capital under applicable regulatory guidelines. If Madison Bank does not operate profitably or have sufficient future earnings, we may not pay timely all dividends payable on the Series A Preferred Stock. Under Kentucky law, regulatory approval will be required if the total amount of dividends declared by Madison Bank will exceed its current net profits plus for the year plus its retained net profits of the two preceding years.

Our business is subject to extensive regulation and supervision.

Madison Financial, as a bank holding company, and Madison Bank, as a state banking corporation, are subject to extensive regulation and control by federal and state governmental agencies. These regulations are intended primarily for the benefit and protection of our depositors and not our shareholders. Under these regulations, we are required to maintain certain levels of capital, which could restrict our ability to pay dividends in the future or even require us to raise additional capital, which could cause dilution to our shareholders.

Our business is impacted by economic conditions and monetary policies.

Madison Bank's operations will be significantly affected by governmental monetary policies and economic conditions. Governmental monetary policies and economic conditions affect interest rates. Changes in governmental monetary policies (such as changes in rates established by the Board of Governors of the Federal Reserve System) may affect Madison Bank's ability to attract deposits and make loans. Economic conditions may affect the demand for our loan and deposit products and our interest rate spread, as well as the quality of our loan portfolio. A decline in the interest we earn on loans or an increase in the interest we pay on our deposits will reduce our profitability and could impact our dividend-paying ability.

The risk of non-payment of loans is inherent in banking. Most of our loans are to individuals and businesses in Madison and surrounding counties. A decline in the economy in our service area could result in soft loan demand, increased loan delinquencies or loan losses, put profitability at risk and impact Madison Bank's dividend paying ability.

Our accomplishments are largely dependent upon the skill and experience of our senior management team.

Our continued success depends significantly upon the services of William M. Walters, our President and Chief Executive Officer, and Debra G. Neal, our Executive Vice President and Chief Operating Officer. Neither Mr. Walters nor Ms. Neal has entered into an employment agreement, and there can be no assurances of their continued services. In addition, we do not maintain key man life insurance on Mr. Walters or Ms. Neal. The loss of the services of either Mr. Walters or Ms. Neal could have a material adverse effect on our operations.

We compete with many larger financial institutions that have far greater financial resources than we have.

Commercial banking is a highly competitive business. Madison County, our primary market area, is a part of the Lexington, Kentucky, Metropolitan Statistical Area (MSA). In this market area, Madison Bank competes with other state and national banks, savings associations, securities brokerage firms, consumer finance companies, mortgage companies, credit unions, and other financial institutions which are well established and have far greater facilities and financial resources than those available to Madison Bank. Based on data as of June 30, 2002, 36 commercial banks and savings associations had offices in the Lexington MSA, and 11 commercial banks and savings associations operate in Madison County, where our banking offices are located. See "BUSINESS OF MADISON BANK - Competition".

Our growth is limited by the amount of capital needed for Madison Bank.

Madison Bank's asset growth and the size of the loans that it may make are limited by the amount of its capital base. Applicable regulatory requirements fix the maximum amount of loans the Bank may extend to a borrower based on the Bank's capital base, and measure the adequacy of the Bank's capital based on, among things, its asset size. Madison Bank's "leverage capital ratio" is measured by comparing its Tier 1 capital (generally, tangible shareholders' equity) to tangible assets, excluding its investment in any non-bank financial subsidiaries. At September 30, 2002, Madison Bank had a leverage capital ratio of 7.33%, which is considered "well capitalized" under applicable regulatory guidelines.

We lease all of our banking offices. If we were to default on these outstanding commitments, we could lose our leased offices.

We lease our main office facility and the branch space occupied by Madison Bank and its subsidiary, Madison Insurance Agency, Inc., as well as certain furniture and fixtures. One of the branches is leased from a limited liability company owned by our directors. If we default in our obligations under these lease agreements, the leases could be terminated, and we would lose the right to use our banking offices. This could have an immediate material adverse impact on our business.

We have pledged shares of Madison Bank to secure a line of credit we have with an unaffiliated bank. If we were to default on these outstanding commitments, the lender could foreclose on the shares of Madison Bank we have pledged.

We also have a $1 million line of credit with an unaffiliated bank on which we have pledged 80,000 shares of Madison Bank, representing approximately 36% of the shares Madison Bank currently has outstanding. If we defaulted on this loan, and the lender foreclosed on the shares, we would no longer be the sole shareholder of Madison Bank.

We have arbitrarily set the offering price of the Series A Preferred Stock.

The per share offering price of $100 is not based upon any market value. No independent investment banking firm has been retained to assist in the determination of the offering price.

There is no established trading market for our shares.

Presently there is no established market for our shares of common or preferred stock and it is not likely that an established market will develop in the future. Potential investors should not rely on the possible existence of a secondary market for any benefits, including achieving trading profits or limiting trading or other losses. Accordingly, investors who may need or wish to dispose of all or part of their investment in our shares may not be able to do so except by private, direct negotiations with third parties, and there is no assurance that private transactions will be feasible.

We have provisions in our Articles of Incorporation that may make it more difficult for someone to acquire control of Madison Financial.

This offering is not conditioned on the sale of a minimum number of shares and we may sell only a small number of shares of the Series A Preferred Stock to non-affiliates.

There is no assurance that we will sell all or a majority of the shares of Series A Preferred Stock we are offering. The likelihood that any market for our Series A Preferred Stock could develop in the future will be further limited if only a small number of shares of Series A Preferred Stock are purchased by non-affiliates.

Our directors, officers and employees may participate in the offering. Based on non-binding indications of interest we have received, we presently believe our directors and executive officers may purchase approximately 1,980 shares in the offering. although this amount is not firm and is subject to change.

Our officers and directors, as a group, own approximately 48% of our common stock and thus have, and will have after the offering, effective control of Madison Financial.

As a group, our officers and directors owned, as of September 30, 2002, 104,314 shares of our common stock, and held options to purchase an additional 6,600 shares of common stock. Collectively, their investment in our common stock represents 48% of the voting shares we have (and will have after the offering) outstanding.

THE OFFERING AND HOW TO SUBSCRIBE

We are offering a total of 30,000 shares of Series A Preferred Stock for sale at a price of $100 per share. The expiration date of the offering is August 29, 2003, subject to early termination by Madison Financial. We may, in our discretion and without notice, end the offering at any time prior to the scheduled expiration date. The offering is not conditioned on the sale of a minimum number of shares.

The offering is being conducted on behalf of Madison Financial by two of our officers and directors, William M. Walters and Debra G. Neal, who alone are authorized to solicit subscriptions from prospective shareholders. A person may subscribe for shares of Series A Preferred Stock by delivering to Madison Financial Corporation, care of William M. Walters and/or Debra G. Neal, no later than 3:00 p.m., Richmond, Kentucky time, on or before the expiration date:

(1) a duly completed and executed Subscription Agreement (in the form attached as Exhibit A); and

(2) payment of the purchase price of the shares subscribed for (payment should be made by check or money order, payable to Madison Financial Corporation – Stock Offering).

We plan to offer the Series A Preferred Stock to our existing shareholders in Kentucky, Tennessee, Ohio and Florida and to other investors selected by our board of directors in Kentucky, Tennessee and Ohio in a community offering. We do not plan to offer shares outside of Kentucky, Tennessee, Ohio and Florida. Subscriptions are subject to the availability of shares and acceptance by Madison Financial, on a first-come, first-served basis. Our directors and executive officers have indicated they intend to purchase an aggregate of 1,980 shares of Series A Preferred Stock in the offering.

We have fixed 20 shares ($2,000) as the minimum amount any person can subscribe for in the offering. We may, in our discretion, change or waive this minimum subscription limitation. We may, in our discretion, accept subscriptions in whole or in part and may, in our discretion, reject subscriptions. Within 10 business days after the receipt of a duly executed Subscription Agreement and the purchase price for the shares subscribed for, we will decide whether to accept the subscription and will mail notice of acceptance, partial acceptance or rejection of the subscription.

Funds we receive for the purchase of shares will be held in a segregated account at Madison Bank, until we accept or reject the subscriber's subscription and either the shares subscribed for are issued or the subscription price is returned.

Subject to the availability of shares and our right to terminate early the offering, subscriptions may be submitted until 3:00 p.m., Madison, Kentucky time, on August 29, 2003.

No interest will be paid to subscribers on subscription funds held in escrow. However, if funds are returned to a subscriber for any reason, all of the cash paid by the subscriber for shares (or, where funds are returned because a subscription is accepted only in part, the cash paid by the subscriber in excess of the purchase price of the shares allotted) will be returned without interest.

USE OF PROCEEDS

If all 30,000 shares are sold in the offering, the net proceeds of the offering will be approximately $2,967,000 after offering expenses, estimated at approximately $33,000. The principal purpose for which the net proceeds are intended to be used is for general corporate purposes. We currently intend to use most of the net proceeds to increase the capital of Madison Bank for use in its banking business. However, we have not dedicated any amounts for any particular purpose.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2002.:

Shareholders' Equity	
Common stock (par value $10 per share)	
Authorized 1,000,000 shares;	
issued 216,890 shares	$2,168,900
Surplus	3,243,764
Retained earnings	989,126
Accumulated other comprehensive income	205,528
Total shareholders' equity	$6,607,318

BUSINESS OF MADISON FINANCIAL

Madison Financial is a bank holding company. We are the sole owner of Madison Bank. This is our only business.

BUSINESS OF MADISON BANK

Madison Bank conducts a full service commercial banking business. It offers a full range of banking products and services, including specialized products and services designed to meet the particular needs of individual segments of the community, such as small to moderate-size businesses and developers, farmers, consumers, students and community and economic development projects. Madison Bank does not offer trust services.

The Bank's deposit products include checking and interest-bearing deposit accounts (money market and Now accounts); certificates of deposit, with terms ranging from 30 days to five years; Savings and Christmas Club accounts; fixed and variable rate individual retirement accounts (IRA's); sweep accounts; and safe deposit boxes.

The Bank's credit services include fixed and variable rate mortgage loans, commercial loans, including loans for business investment, development and expansion, and agricultural loans, loans guaranteed by the Small Business Administration (Small Business Administration loans), consumer loans on automobiles and mobile homes and for home improvement and other purposes and credit cards. Loan products are designed to meet the diverse needs of the Madison County banking market, and credit is extended in accordance with underwriting guidelines developed by management experienced in analyzing the needs and credit-worthiness of businesses and residents in the market area.

Net interest income, the interest income Madison Bank earns on its earning assets (loans and investments) less the interest expense it accrues on its interest bearing liabilities (such as deposits), is the primary source of Madison Bank's income. Our ability to achieve positive net interest income depends, among other things, on Madison Bank's ability to invest in performing loans, which generally offer a higher yield than investment securities, and to capture deposits without having to offer a significant premium over the market rate of interest. Sources of non-interest income for Madison Bank include service charges, insurance commissions and safe deposit fees.

We sell credit life insurance through a licensed agent at Madison Bank, and we sell property and casualty insurance through Madison Insurance Agency, Inc, an insurance agency Madison Bank owns. Madison Insurance Agency, Inc. was organized in 2000 to meet the insurance needs in Madison Bank's market area. At the same time, Financial Insurance Agency, Inc. was also organized as a subsidiary of Madison Bank to assist other banks in the start up of insurance agencies. Financial Insurance Agency, Inc. has not yet commenced the active conduct of business.

Summary Financial Information

The following table provides detailed information about average balances, interest income/ expense, and rates by major balance sheet category

AVERAGE BALANCE SHEETS AND RATES
Year End December 31,
(in thousands)

	2001			2000		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets						
Interest-earning assets:						
Securities	10,976	636	5.79%	11,503	724	6.29%
Federal Home Loan Bank Stock	764	51	6.68%	408	30	7.35%
Loans	70,813	6,503	9.18%	68,583	6,334	9.24%
Federal funds sold	971	36	3.71%	572	34	5.94%
Total interest earning assets	83,524	7,226	8.65%	81,066	7,122	8.79%
Allowance for loan losses	(834)			(706)		
Non interest-earning assets:						
Premises and equipment	1,853			1,720		
Cash and due from banks	2,207			2,231		
Interest receivable and other assets	1,553			1,551		
Total Assets	88,303			85,862		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Deposits:						
Interest-bearing						
Demand deposits	5,916	89	1.50%	6,025	137	2.27%
Money Market deposits	13,101	525	4.01%	12,015	649	5.40%
Savings deposits	4,930	157	3.18%	4,390	178	4.05%
Time deposits	35,955	2115	5.88%	40,389	2531	6.27%
Total interest-bearing deposits	59,902	2886	4.82%	62,819	3495	5.56%
Borrowed funds - short-term	2,633	134	5.09%	2,502	182	7.27%
Borrowed funds - long-term	10,802	542	5.02%	6,896	475	6.89%
Total interest-bearing liabilities	73,337	3562	4.86%	72,217	4152	5.75%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	7,869			6,869		
Interest payable and other liabilities	955			1,012		
Total Liabilities	82,161			80,098		
Stockholders' equity	6,142			5,764		
Total Liabilities and						

Stockholders' Equity	88,303			85,862		
Net interest income and interest rate spread		3,664	3.79%		2,970	3.04%
Net interest margin			4.39%			3.66%
Return on assets			0.48%			0.21%
Return on equity			6.90%			3.14%
Divident payout ratio			0.00%			0.00%
Equity to assets ratio			6.96%			6.71%

AVERAGE BALANCE SHEETS AND RATES
Period Ending September 30, 2002
(dollars in thousands)

	Average Balance	Interest	Average Rate
Assets			
Interest-earning assets:			
Securities	10,050	402	5.33%
Federal Home Loan Bank Stock	810	28	4.61%
Loans	76,893	4,674	8.10%
Federal funds sold	1,693	22	1.73%
Total interest earning assets	89,446	5,126	7.64%
Allowance for loan losses	(1,007)		
Non interest-earning assets:			
Premises and equipment	1,696		
Cash and due from banks	2,511		
Interest receivable and other assets	1,333		
Total Assets	93,979		
Liabilities and Stockholders' Equity			
Interest-bearing liabilities:			
Deposits:			
Interest-bearing			
Demand deposits	7,641	47	.82%
Money Market deposits	13,412	232	2.31%
Savings deposits	5,560	55	1.32%
Time deposits	36,570	1033	3.77%
Total interest-bearing deposits	63,183	1367	2.88%
Borrowed funds - short-term	3,453	83	3.20%
Borrowed funds - long-term	10,179	374	4.90%
Total interest-bearing liabilities	76,815	1824	3.17%
Noninterest-bearing liabilities:			
Noninterest-bearing demand deposits	9,887		
Interest payable and other liabilities	719		
Total Liabilities	87,421		
Stockholders' equity	6,558		
Total Liabilities and Stockholders' Equity	93,979		
Net interest income and interest rate spread		3,302	4.68%
Net interest margin			3.69%
Return on assets			0.61%
Return on equity			8.77%
Divident payout ratio			19.54%

Equity to assets ratio 6.98%

Average balance is based upon the daily balance for Madison Bank, five period balance at quarter end for Madison Insurance Agency and Financial Insurance Agency, and a three period balance at semi-annual end for Madison Financial Corporation for Year-end 2000 and 2001.

Average balance is based upon the daily balance for Madison Bank, four period balance at quarter end for Madison Insurance Agency and Financial Insurance Agency, and a two period balance at semi-annual end for Madison Financial Corporation for September 30, 2002.

BALANCE SHEETS AND RATES
Year End December 31, 2000
(dollars in thousands)

	Balance	Average Balance	Maximum Balance	Interest	Average Rate
Short-term borrowings:					
Securities sold under agreement to repurchase -Sweep	699	373	808		
* Daily sweep account					
Securities sold under agreement to repurchase-Term	1,245	1,084	1,185		
* 90 Day Term account					
Total Securities sold under agreement to repurchase	1,944	1,457	1,993	100	6.86%

BALANCE SHEETS AND RATES
Year End December 31, 2001
(dollars in thousands)

	Balance	Average Balance	Maximum Balance	Interest	Average Rate
Short-term borrowings:					
Securities sold under agreement to repurchase-Sweep	625	584	1,338		
* Daily sweep account					
Securities sold under agreement to repurchase-Term	1,389	1,376	1,389		
* 90 Day Term account					
Total Securities sold under agreement to repurchase	2,014	1,960	2,727	85	4.34%

AVERAGE BALANCE SHEETS AND RATES
Period Ending September 30, 2002
(dollars in thousands)

	Balance	Average Balance	Maximum Balance	Interest	Average Rate
Short-term borrowings:					
Securities sold under agreement to repurchase-Sweep	1,740	1,374	1,740		
* Daily sweep account					
Securities sold under agreement to repurchase-Term	1,665	1,469	1,665		
* 90 Day Term account					
Total Securities sold under agreement to repurchase	3,405	2,843	3,405	64	2.25%

The following table depicts the dollar effect of volume and rate changes in our interest income and expense from December 31, 2000 to December 31, 2001. Changes not specifically attributable to volume or rate were allocated proportionately between rate and volume using absolute values of each for a basis for the allocation:

VOLUME / RATE ANALYSIS
2001 Compared to 2000
Increase (Decrease) Due to
(dollars in thousands)

December 31,	Volume	Rate	Total
Interest Income:			
Securities	(32)	(56)	(88)
Federal Home Loan Bank Stock	24	(3)	21
Loans	209	(40)	169
Federal funds sold	18	(16)	2
Total interest income	219	(115)	104
Interest expense:			
Interest-bearing demand deposits	(3)	(45)	(48)
Money Market deposits	54	(178)	(124)
Savings deposits	20	(41)	(21)

	VOLUME / RATE ANALYSIS 2001 Compared to 2000 Increase (Decrease) Due to (dollars in thousands)		
Time deposits	(266)	(150)	(416)
Borrowed funds-short-term	10	(58)	(48)
Borrowed funds-long-term	220	(153)	67
Total interest expense	35	(625)	(590)
Net interest income	184	510	694

Operations

Madison Financial and its subsidiaries have 38 full time executive officers and employees, as of September 30, 2002. The executive officers of Madison Bank consist of the President and Chief Executive Officer, who supervises Madison Bank's senior management and reports directly to the board of directors, an Executive Vice President, who is responsible for operations and regulatory compliance, and two Senior Vice Presidents who are responsible for commercial and consumer lending respectively.

Madison Bank utilizes the services of an unaffiliated third party vendor to meet most of its data processing requirements. These services, which include deposit and loan data processing, daily financial report preparation and the generation of periodic account statements, are provided pursuant to a 7 year data processing agreement that prescribes the fees to be paid by us and limits our ability to recover for damages we could sustain if errors occur in the processing of data.

Madison Bank maintains a correspondent banking relationship with The Bankers' Bank of Kentucky, Inc. The correspondent banking relationship enables Madison Bank to purchase services which it does not provide itself due to economic or practical considerations. Madison Bank maintains balances with and purchases correspondent services offered by The Bankers' Bank of Kentucky, Inc., including check collection, purchase and sale of federal funds, wire transfer services and overline and liquidity loan participations under account agreements entered into in the ordinary course of business.

Madison Bank also utilizes the services of a bank service corporation, of which it is a shareholder on an equal basis with seven other banks in Kentucky, in connection with its regulatory compliance programs, loan review services, and internal audit services. Madison Bank's services agreement with the bank service corporation is dated January 8, 1998, and can be terminated by Madison Bank on 60 days written notice or by the bank service company on 30 days written notice. In accordance with that agreement, the parties agree upon a number of hours of services to be used for a yearly budget. The total fees paid by Madison Bank during 2002 were $51,077.75.

Loan Portfolio

Madison Bank engages in a full complement of lending activities, including commercial, agricultural and real estate construction loans and residential mortgages for home purchasing, improvement and refinancing, Small Business Administration loans, Farmers Home Administration loans, consumer loans on automobiles, mobile homes and appliances, church loans and loans for other purposes. Madison Bank offers both adjustable and fixed rate loans.

The following table shows the mix of Madison Bank's loan portfolio at December 31, 2001 and September 30, 2002:

	December 31, 2001	September 30, 2002
Commercial	22,081,314	27,443,381
Real estate	41,721,517	38,862,260
Installment	5,428,211	4,985,148
Home equity	4,535,921	5,358,365
Other	78,363	487,064
	73,845,326	77,136,218
Allowance for loan losses	(929,961)	(1,087,039)
Total	72,915,365	76,049,179

In its commercial lending, Madison Bank targets business customers in its lending area, both large and small. Commercial lending entails greater risks than traditional single-family residential lending. Commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers, resulting in a more concentrated loan portfolio, and the analysis of commercial loans often requires an expertise in evaluating the commercial enterprise or valuing its collateral that is different in significant respects from that which is required for residential mortgage lending. Like commercial loans, consumer loans are also subject to adverse conditions in the economy, such as levels of unemployment. Loans secured by real estate, such as commercial mortgage loans and residential mortgage lending, can also be affected by trends in the local real estate market, including declines in the market price of local real estate. Agricultural loans represent a specialized field of lending, and are subject to the added risk of adverse weather conditions.

Madison Bank's loan origination and underwriting policies include an evaluation of the creditworthiness of the borrower based on financial information and credit history, as well as an evaluation of the adequacy of any collateral that will secure the loan.

Madison Bank maintains an allowance for loan losses (loan loss reserve). Loans are charged against the allowance for loan losses (commonly referred to as a "charge-off") when management believes that the collectibility of the principal is unlikely. The adequacy of the provision and allowance for loan losses to absorb estimated probable credit losses in the loan portfolio is reviewed periodically by management based on many factors, including the risk characteristics of the loan portfolio, current economic conditions, collateral values and trends in loan delinquency and charge-offs and such other factors which, in management's judgment, deserve current recognition. Our non-performing loans consist of non-accrual loans, which are loans on which we have discontinued accruing interest, and loans that are 90 days past due but on which we are still accruing interest. At September 30, 2002, Madison Bank had nonperforming loans totaling $407,802, consisting of $239,529 non-accrual loans, and $168,273 loans that were past due over 90 days but still were on accrual. We discontinue accruing interest on loans when management believes the collection of interest is doubtful. Please refer to Note 1 to the Financial Statements at the end of this offering circular for additional information.

Investment Portfolio

At September 30, 2002, Madison Bank's investment portfolio represented approximately 11% of our total assets. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity. The following table shows the amortized cost of the investment securities available for sale as of December 31, 2001 and September 30, 2002:

	December 31, 2001	September 30, 2002
U.S. Treasury securities	$ 249,001	$ -
Obligations of U.S. government agencies	7,743,326	9,245,293
Investments in pools of SBA Loan	1,487,804	1,220,311
Total	$9,480,131	$10,465,604

See Note 2 to the Financial Statements included at the end of this offering circular.

Deposits and Asset-Liability Management

Madison Bank markets an array of interest bearing and non-interest bearing deposit products to our shareholders and residents, businesses and employees in its market area. To attract deposits to provide liquidity and fund the Bank's loan growth since its organization, the Bank has accepted certificates of deposit of $100,000 or more and has, on occasion, purchased brokered deposits.

At September 30, 2002, the amount of Madison Bank's time deposits in amounts of $100,000 or more was $13,549,219. See Note 6 to the Financial Statements included at the end of this offering circular.

Madison Bank's ability to respond to changing market interest rates within a designated time horizon, and the likely impact of changing market interest rates on Madison Bank's net interest income, may be measured in absolute dollars by examining the gap position, or difference between its interest-sensitive assets and interest-sensitive liabilities. A positive gap, which arises when interest-sensitive assets exceed interest-sensitive liabilities in designated time horizons, will result in a greater proportion of assets than liabilities repricing with changes in market interest rates. A positive gap is normally advantageous when market rates are rising, since more assets will be repricing at the higher interest rates than liabilities. A negative gap is the converse, where interest-sensitive liabilities exceed interest-sensitive assets, and is normally advantageous when market interest rates are declining, since more liabilities will be repricing at the lower interest rates than assets. Madison Bank's present policy is to target a gap position of ± 10% within the one year timeframe when pricing and structuring its deposit and loan products.

Insurance Activities

We began conducting an insurance agency business through Madison Insurance Agency in July 2000. We currently have three employees concentrating on this line of business - two sales representatives who are licensed property and casualty agents and one customer service representative.

The profitability of our insurance agency is based on commission income earned on insurance sold. Because we entered into this line of business de novo, without an existing book of business, it takes a period of time to build a block of business from which a sufficient commission income stream can be earned to achieve profitability. For 2001, Madison Insurance Agency's first full year of operations, Madison Insurance Agency recorded a loss of $138,606.

Market Area

Madison Bank's primary trade area is Madison County. Located in central Kentucky on Interstate 75, Madison County is part of the Lexington MSA, Kentucky's second largest urban area. Richmond serves as the county seat of Madison County. It is located approximately 25 miles southeast of Lexington, Kentucky; 101 miles south of Cincinnati, Ohio, and 159 miles north of Knoxville, Tennessee. It is also home to Eastern Kentucky University (Fall 2001 enrollment of 14,913).

In 2000, Madison County's population was 70,872, 23.2% more than it was in 1990. During this same 10 year period, Richmond's population grew 28.2%, to 27,152 in 2000.

The following table provides a breakdown of Madison County's employment by major industry by place of work (2000):

All Industries	27,602	100.0%
Contract Construction	822787	(3.0%)
Manufacturing	6,283	(22.8%)
Transportation and Public Utilities	864	(3.1%)
Wholesale Trade	736	(2.7%)
Retail Trade	6,258	(22.7%)
Finance, Insurance and Real Estate	639	(2.3%)
Services	6,358	(23.0%)
State/Local Government	935	(3.4%)
Agriculture, Forestry & Fishing	125	(0.5%)

The following list shows some of the large manufacturers in Richmond, based on number of employees as of January 2001:

Manufacturer	No. of Employees
AFG Industries, Inc	230
Ajax Magnathermic Corp	162
EnerSys Inc.	594

Intertape Polymer Group	150
Kokoku Rubber, Inc.	200
Mikron Industries, Inc.	160
Plexus Electronic Assembly, Inc.	377
Process Manufacturing, Inc.	110
Rand McNally & Company	100
Richmond Auto Parts Technology, Inc.	116
SCI Enclosures	290
Sherwin-Williams Automotive Finishes Corp. (Mfg.)	243
The Okonite Company	280

For December 2002, Madison County had an unemployment rate of 4.2%

Competition

Madison Bank encounters intense competition for depositors and loan customers. Its competitors include the financial institutions located in the market area, credit unions, consumer finance companies, securities brokerage firms and money market funds. Many of these competitors have greater financial and human resources than those available to us, which enable them to maintain more offices, conduct extensive marketing and advertising campaigns and offer services beyond those available at the Bank.

There are currently 11 banks with offices in Madison County. The following table highlights information about the Madison County offices of each of these institutions, based on publicly available financial data as of June 30, 2002 (dollars in thousands):

Name	No. of Offices	Total Deposits	Market Share
Peoples Bank and Trust Company of Madison County	7	150,321	22.56
Bank One, Kentucky, National Association	2	89,821	13.48
Community Trust Bank, N.A.	4	89,265	13.40
Berea National Bank	3	76,397	11.47
Madison Bank	3	73,620	11.05
U.S. Bank National Association	3	53,057	7.96
National City Bank of Kentucky	3	50,277	7.55
Cumberland Valley National Bank & Trust Company	3	30,911	4.64
First Southern National Bank	1	28,025	4.21
Citizens Guaranty Bank	2	14,071	2.11
Fifth Third Bank, Kentucky, Inc.	1	10,576	1.59
Total	34	661,341	

The Federal Reserve Bank of Cleveland defines the Richmond banking market by reference to the Lexington MSA, Kentucky's second largest urban area. As of June 30, 2002, 36 banks and federal savings associations had, in the aggregate, 189 banking offices in the Lexington metropolitan area.

Marketing

Madison Bank seeks to attract market share from the financial institutions currently doing business in Madison County by following a community banking philosophy that emphasizes personalized customer service, local management with local decision-making authority, and customary banking services and products at competitive prices. Consistent with this philosophy, its board of directors consists of Richmond residents and businessmen and women who have strong ties in the business and civic communities, and its management team consists of seasoned bank officers who have lending and marketing experience in Madison County. The breadth of experience and community involvement of our directors and officers provide marketing opportunities to promote Madison Bank and its products and services.

Madison Bank conducts business from three offices, located in Richmond, Kentucky. Full service banking is available Monday through Saturday. Our lobby hours are Monday through Friday, 8:30 a.m. to 4:00 p.m., and, at our main office, on Saturday, 8:30 a.m. to noon; and our drive-through facilities at each of our banking offices are open Monday through Friday, 7:30 a.m. to 6:00 p.m. and on Saturday, 8:00 a.m. to 1:00 p.m. Madison Bank customers also have the opportunity to obtain immediate access to their checking accounts, 24 hours a day, through the use of automated teller machines, and we also offer our customers the convenience of conducting some of their banking by telephone or on the Internet, through our web site at www.madisonbankky.com.

DESCRIPTION OF PROPERTY

Madison Bank has three full-service banking offices in Richmond, Kentucky 40475

➢ Our main office is located at 660 University Shopping Center, in a 2,600 square foot building which we lease from an unaffiliated third party.

➢ We have a branch office located at 1001 Gibson Bay Drive, Suite 101, which we lease from 1st Madison Properties, LLC. We opened this branch office November 3, 1998. Madison Insurance Agency, Inc. also conducts business at this location.

➢ We have a branch office at 724 West Main Street , which we lease from an unaffiliated third party. We opened this branch office April 17, 2000.

Our main office is located in a 2,600 square foot facility which was constructed at the time Madison Bank was organized. Madison Bank paid for the cost of constructing this facility, which is now part of the leased premises. Currently, the lease for this facility (which is a ground lease) has a term extending until 2007, subject to extension by Madison Bank for up to four additional five year terms. Rent, payable in equal monthly installments, is currently $33,000 per year, and, if the term of the lease is extended further, will be $36,300 per year during the next five years, and $39,930 during the last five year renewal period. During the term of the lease, Madison Bank is responsible for maintaining the leased premises and contributes to the maintenance of common areas.

We lease our Gibson Bay Drive office facility from 1st Madison Properties, LLC, a limited liability company owned by our directors. Under three separate leases, Madison Bank leases approximately 8,370 square feet, together with a drive-through facility for customers.

These leases have initial terms extending until 2008, each subject to extension by Madison Bank for up to four additional five year terms. The aggregate rent, payable in equal monthly installments, is currently $152,695 per year, in the aggregate, will increase during the remainder of the initial terms up to $167,965 per year and, if the renewal options are exercised, will increase to $203,495 per year from 2008-2013, $223,561 per year from 2013 to 2018 and to to approximately $246,000 per year during the last renewal period. Madison Insurance Agency, Inc. also leases its offices at this location (approximately 2,750 square feet), under a lease agreement with 1st Madison Properties, LLC. While that lease agreement had an original term extending until 2010, subject to extension, and provided for rent beginning at $41,937.50 per year, payable in equal monthly installments, the agreement was modified in October 2002. As modified, Madison Insurance Agency currently leases the space on a month to month basis, and its rental payment is $1,000 per month. During the terms of the leases, Madison Bank and Madison Insurance Agency are responsible for maintaining the leased premises and for the payment of insurance and taxes and contribute to the maintenance of common areas.

Madison Bank's West Main Street branch is located in a newly constructed facility of approximately 400 square foot. Madison Bank paid for the cost of constructing this facility, which is now part of the leased premises. Its lease for this facility (which is a ground lease) has a term extending until 2004, subject to extension for up to four additional five year terms. Rent owed under this lease is currently $30,000 per year, and, if the renewal options are exercised, will increase to $33,600 per year for five years, then $37,632 per year for five years, then $42,114 per year for five years, and $47,208 per year during the last five year renewal period. During the term of the lease, Madison Bank is responsible for maintaining the leased premises and contributes to the maintenance of common areas.

See Note 7 to the Financial Statements at the end of this offering circular for additional information about these leases.

MANAGEMENT

The following table provides information, as of December 31, 2002, about each of our directors and officers. When we use to term "officers" in describing management, and management's compensation and share ownership, we are referring to the officers of Madison Financial and the executive officers and significant employees of Madison Bank. Each of our directors has served as a director and/or executive officer of Madison Bank since it was organized in 1996 and of Madison Financial since it was organized in 1998.

Name	**Age**	**Position with Madison Financial and Madison Bank**
Dr. Randy Allen	54	Director of Madison Financial since 1998 and Director of Madison Bank since 1996
J. Michael Burns	53	Director of Madison Financial since 1998 and Director of Madison Bank since 1996
Dr. Douglas G. Owen	54	Director of Madison Financial since 1998 and Director of Madison Bank since 1996

Name	Age	Position with Madison Financial and Madison Bank
Michael R. Eaves	49	Chairman of the Board and Director of Madison Financial since 1998 and Chairman of the Board and Director of Madison Bank since 1996
Michael D. Eidson	56	Director of Madison Financial since 1998 and Director of Madison Bank since 1996
Merwyn L. Jackson	66	Director and Secretary of Madison Financial since 1998 and Director and Secretary of Madison Bank since 1996
Frank D. Morrow	65	Director of Madison Financial since 1998 and Director of Madison Bank since 1996
Debra G. Neal	43	Executive Vice President, Chief Operating Officer and Director of Madison Financial since 1998 and Executive Vice President, Chief Operating Officer and Director of Madison Bank since 1996
Donald R. Snyder	69	Director of Madison Financial since 1998 and Director of Madison Bank since 1996
William M. Walters	48	President, Chief Executive Officer and Director of Madison Financial since 1998 and President, Chief Executive Officer and Director of Madison Bank since 1996
John E. Young, IV	57	Director of Madison Financial since 1998 and Director of Madison Bank since 1998

Other Executive Officers and Significant Employees

Cameron C. Abney	39	Joined Madison Bank in 1998 as Vice President and has served as Senior Vice President of Madison Bank since 1999.
Glenna F. Stewart	49	Joined Madison Bank in 1997 as Mortgage Originator and has served as Vice President of Madison Bank since 2001.
I. Thomas Hawkins, Jr.	49	Joined Madison Bank in 1997 as Vice President and has served as Senior Vice President of Madison Bank since 1999.

Our articles of incorporation provide for a staggered board of directors. We expect all of our directors will stand for election at our next annual meeting of shareholders in three classes, with staggered terms of office so that only one class is elected each year. Officers serve at the pleasure of the board of directors.

Dr. Randy Allen: A longtime Richmond resident, Dr. Allen has practiced medicine in Richmond as a urologist and surgeon since 1979. From 1988 until January 1996, Dr. Allen also served as President of Instant Care Center, PSC, an ambulatory care unit. Since 1987, Dr. Allen has also served as President of Cross Creek Estates Development Corp., which is engaged in farm and subdivision development. Dr. Allen is Commander, 4208th U.S. Army Hospital - U.S. Army Reserve Medical Corp. and a member of the American Urological Association South Eastern Section, AUA, and Kentucky Urological Association. Dr. Allen previously served as Chief of Staff at Pattie A Clay and currently serves on the Hospital Foundation.

J. Michael Burns: Since 1988, Mr. Burns has been the owner and President of J.M. Burns & Associates, Inc. d/b/a JMBA, Inc., a general contracting firm based in Lexington, Kentucky. Mr. Burns is also an investor and Vice President of Reo Rader, Inc., Richmond, Kentucky, which is engaged in excavation and grading, a partner in Willow Ridge Development, Richmond, Kentucky, which is engaged in residential subdivision development, a partner in

GEM Properties, Lexington, Kentucky, which is engaged in holding and leasing of real estate, and an investor and President of Country Lane, Inc., a land development firm located in Nicholasville, Kentucky.

Michael R. Eaves: A graduate of Eastern Kentucky University and the University of Kentucky College of Law, Mr. Eaves is a partner of Sword, Floyd & Moody, PLLC, where he has practiced law in Richmond since 1979. During the course of his legal practice, Mr. Eaves has represented several banks in various capacities, including the Richmond Bank & Trust Company, which was one of his first clients in 1979. Mr. Eaves is also a partner of Willow Ridge Development, Fairway Partners, LLC, East Main properties, LLC, The St. George Company, LLC, Warrior's Trace, Inc., SE & O Properties, Northgate Plaza, 218 W. Main, LLC and Barnes Mill 920, real estate development/rental firms in Richmond, Kentucky.

Michael D. Eidson: Since 1987, Mr. Eidson has been the owner and President of Total Comfort Corp., an HVAC contractor in Richmond, Kentucky. He also is an owner of K&M Properties, Richmond, Kentucky, which owns apartments and commercial property. Mr. Eidson is an Elder of White Oak Pond Church, a member of Rotary, past President of the Richmond Little League, and a member of the American Society of Heating, Air Conditioning and Refrigeration Engineers.

Merwyn L. Jackson: A former teacher and principal, Mr. Jackson served as Supervisor of Instruction and Treasurer of the Madison County Board of Education from 1974 to 1988; from 1988 to present he has been a beef cattle and tobacco farmer at Sumer Farms, which he still owns and manages. From 1988 to 1995, Mr. Jackson served as the Director of the Madison County Emergency Management Agency during its formative years, resulting in a countywide alert system, an operation center with state-of-the-art radios and 911 emergency operation. At the time of his retirement from the US Army Reserve in 1989, Mr. Jackson held the rank of Brigadier General. Mr. Jackson is a trustee of Lee's College, a member of Masonic Lodge F&AM #25, a life-member of the Reserve Officers Association, and a member of Phi Delta Kappa. Mr. Jackson is a longtime member of the First Christian Church in Richmond. From 1987 until 1996, Mr. Jackson served as a director of Richmond Bank & Trust Company and was a member of that bank's senior loan committee.

Frank D. Morrow: An alumnus of Eastern Kentucky University and former teacher and coach, Mr. Morrow is the owner and developer of Morrow Square Mini-Mall, Shadetree Apartment Complex, and Morrow rentals on Morrow Drive and Big Hill Avenue. He has been active in real estate and development in Madison County since 1969. Mr. Morrow served on and chaired both the city and county school boards. While serving on the Richmond City School Board, the board won the National School Board Award, being the first to do so in Kentucky. In 1976, Mr. Morrow was selected to serve on the Governor's Advisory Board for the purpose of establishing the first Real Estate degree program in higher education in Kentucky. This program was first enacted at Eastern Kentucky University. From 1991-1995, Mr. Morrow served as a member of the State Advisory Committee for Educational Improvement, and as a member of the Commonwealth School Improvement Fund Advisory Committee. Mr. Morrow is a member of the Richmond Chamber of Commerce, Masonic Lodge, Scottish Rites and Shriners.

Debra G. Neal: With 21 years of experience in the banking industry, Ms. Neal serves as an Executive Vice President of Madison Financial and Madison Bank.

A graduate of Eastern Kentucky University, Ms. Neal began her career in banking with the Federal Deposit Insurance Corporation as a bank examiner and achieved several promotions to Senior Bank Examiner with the FDIC. She was employed by Richmond Bank & Trust Company in March 1992 as Vice President in charge of loan review, audit, and compliance where she worked with Mr. Walters. She was later promoted to Senior Vice President with additional duties of operations and personnel, the position she held until January 1996. From January until May, 1996 she served as Senior Vice President of Bank of Mr. Vernon, Mt. Vernon, Kentucky, where she established and managed a loan production office in Richmond and served as senior lender. Ms. Neal serves on the boards of Bankers Service Corporation and Hospice Care Plus.

Dr. Douglas G. Owen: A licensed dentist and doctor, Dr. Owen has been engaged in healthcare in Kentucky as a practitioner or an instructor since 1978. Since 1987, he has co-owned and served as Vice President and Secretary of Central Kentucky Eye Associates, Richmond, Kentucky, where he has practiced as Doctor of Ophthalmology. Dr. Owen is also President and owner of Owen Properties and a partner in The St. George Co., LLC, Richmond, Kentucky, which is engaged in the residential/commercial leasing business. Dr. Owen has been active in civic affairs in Richmond, having served as Director of the Chamber of Commerce, Chair of the Leadership Madison County, and Chairman of the Downtown Revitalization Committee for four years. Dr. Owen has received the Chamber of Commerce Award for Stonewall Estates, the Beautification Award by the Chamber of Commerce for Stonewall Estates and the Wallace G. Maffett Award by the Chamber of Commerce for improving the quality of life in Richmond.

Donald R. Snyder: A graduate of Eastern Kentucky University, Mr. Snyder was a bank examiner in Richmond, Kentucky, with the Office of the Comptroller of the Currency from 1962 until 1965. Mr. Snyder was employed by Begley Company, Richmond, Kentucky, for 22 years. He started with Begley Company in 1965 and through various promotions attained the position of Executive Vice President and Chief Financial Officer and also served as a director. From 1990 to 1999, he served as the Business Development Director of Eastern Kentucky University in Richmond. He served four years in the U.S. Navy. Since 1999, Mr. Snyder has pursued his business interests. Mr. Snyder is a member and past President of the Richmond Rotary Club, a member of the Richmond Chamber of Commerce, Chairman of Planning & Zoning in Burnside, a member of the Annexation Committee in Burnside, All Masonic Bodies including Past Chairman of the Board of Governor's Shriner's Hospital for Children as District Deputy Grand Master of District #24, and past President of Madison Shrine Club. Mr. Snyder is past Chairman of the Board of Teleford YMCA Richmond, and also served on the Kentucky Chamber of Commerce for 10 years as both Treasurer and as Vice Chairman. Mr. Snyder served as a director of Richmond Bank & Trust Company from 1987 to 1996 and was a member and Chairman of the Audit Committee.

William M. Walters: With over 28 years of banking experience, Mr. Walters serves as our President and CEO.

He began his banking career in 1974 at Central Bank, Lexington, and Richmond Bank, where he worked as teller, credit analyst and bookkeeper, while he attended the Eastern Kentucky University. After receiving his accounting degree in 1976, he joined Bank of Danville, Danville, Kentucky, where, through a series of promotions, he held the positions of Assistant Vice President, Vice President and Executive Vice President and a director of that bank, and served as Senior Lender and CRA Officer. In 1985, Mr. Walters, a native of Richmond, returned to join Richmond Bank and Trust Co., an affiliate of Bank of Danville. From 1985 until 1988, he served as President and Senior Lender and, until December 1995, Chairman and CEO of that bank, in charge of administration. Following the acquisition of Richmond Bank & Trust Co. by National City Corp. in June 1995, Mr. Walters served, from January 1996 until May 1996, as Area President of Madison and Clark Counties, Kentucky, for National City Bank, where his responsibilities included administrative operations. In May 1996, Mr. Walters resigned from his position with National City Bank and shortly thereafter began the organization of Madison Bank. Mr. Walters has been active in community affairs throughout his banking career. He is a member of Richmond's Rotary Club and Arlington Association. Mr. Walters serves as Chairman of the Pattie A. Clay Foundation, Director of Banker's Title of Central Kentucky, LLC, and Treasurer and Director of the Kentucky Advocates for Higher Education, as well as Director of the Kentucky Baptist Foundation. He is also a Director and investor of TW Pizza, LLC.

John E. Young, IV: A resident of Madison County for 24 years, Mr. Young owned and operated a Kentucky Farm Bureau Insurance Agency in Richmond, Kentucky from 1977 through 2000 of which he retired. He has managed Madison Insurance Agency since mid-2001. Mr. Young is an investor in John & Sandy's Rentals, real estate leasing. He is a member and past President of the Richmond Chamber of Commerce, Vice President of Fund Raising for the Richmond Area Arts Council, member of the Eastern Kentucky University Alumni Association, and a member of Madison County Democratic Board.

Cameron C. Abney: With 19 years of banking experience, Mr. Abney serves as Senior Vice President of Madison Bank in commercial lending. He began his banking career in 1983 at the Bank of Mt. Vernon, where he worked as a bookkeeper, while attending Eastern Kentucky University. In 1986, Mr. Abney joined Richmond Bank & Trust as a Consumer Lender and was later promoted to Assistant Vice President. During 1990, Mr. Abney left Richmond Bank & Trust to join PNC Bank as an Assistant Vice President and Branch Manager. In 1992, he rejoined Richmond Bank & Trust as an Assistant Vice President and Mortgage Lender. Following the acquisition by National City Corp, in 1995, Mr. Abney resigned his position to serve as Vice President of Commercial Lending at Citizens Bank, Brodhead and later held the same position with Bank of Mt. Vernon. In 1998, Mr. Abney joined Madison Bank as Vice President of Commercial Lending and was later promoted to Senior Vice President. Mr. Abney attended the Kentucky Banker's Association CEO School in Louisville and is a 1991 graduate of the Kentucky School of Banking and a 1997 graduate of the Graduate School of Banking. Mr. Abney served as a Board Member of the Richmond Chamber of Commerce and has been active in the Madison County Heart Association and was a former Co-Chairman for the Adopt A School Program.

Glenna F. Stewart: With 31 years of experience in the banking industry, Ms. Stewart joined Madison Bank in December, 1996 where she serves as Vice President and Mortgage Loan

Originator. She began her banking career in 1971 at Fifth Third Bank, Cincinnati, Ohio, where she worked as a bookkeeper. Since 1978, Ms. Stewart has held various positions in banking which range from part-time teller with Home Federal Savings and Loan to Head Teller at Central Trust. In 1988, Ms. Stewart moved to Richmond, and joined Richmond Bank and Trust where she worked as switchboard operator and was later transferred to the Mortgage Loan Department as a Loan Processor/Underwriter. Ms. Stewart left Richmond Bank & Trust Co., in 1996 shortly after the acquisition by National City Corp. to join Traditional Bank in Lexington as a Mortgage Loan Servicer.

I. Thomas Hawkins, Jr.: With over 27 years of banking experience, Mr. Hawkins serves as Senior Vice President of Madison Bank. Mr. Hawkins graduated with an Associates Degree from Lee's College in 1973 and a BS Degree from Eastern Kentucky University in 1975. His banking career began in October 1975 with Lawrenceburg National Bank as a Loan Clerk and was later promoted to Loan Officer. In June, 1977, he joined State Bank & Trust (Bank One) where he began as an Installment Loan Officer and through a series of promotions, held the positions of Branch Manager for all locations, Head of the Installment Loan Department and Collections Department and Vice President of Lending. Mr. Hawkins resigned his position to join Madison Bank in December 1996 as Vice President of Consumer Lending. Mr. Hawkins is a graduate of the Kentucky School of Banking. He has been active in the Special Olympics.

Board of Directors

The board of directors has overall responsibility for the management of our organization and supervises the officers in the performance of their duties and the implementation of Madison Bank's policies and procedures. Under our Articles of Incorporation and Bylaws, the number of directors will be not less than five (5) nor more than twenty-five (25) members, the exact number to be set by resolution of the Board of directors.

Our Articles of Incorporation provide for a classified board of directors that provides for the election of directors into three classes. With a classified board, the term of office of directors of each class is staggered so that only one class stands for election at each annual meeting of shareholders and the class of directors is elected to hold office for a term of three years and until the election and qualification of their successors.

In discharging his duties as a director and in determining what he reasonably believes to be in the best interests of Madison Financial, the Articles of Incorporation expressly authorize that a director may, in addition to considering the effects of any action on shareholders of Madison Financial, and to the maximum extent permitted by law, consider any relevant factor. In considering the best interests of Madison Financial, our board of directors may consider, in addition to the interests of our shareholders, any of the following: the interests of our employees, customers, suppliers and creditors; the economy of the state and the nation; community and societal considerations; and the long-term as well as the short-term interests of Madison Financial and our shareholders, including the possibility that these interests may be served by the continued independence of our organization.

A director of Madison Financial may be removed from office by the shareholders of Madison Financial for cause only at a special meeting of shareholders called for that purpose. A director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

Committees of the Board of Directors of Madison Bank

Under Madison Bank's Bylaws, there are three standing committees of the board: an Executive Committee, a Loan Committee, and an Audit and Investment Committee. In addition, the Madison Bank board has a Compensation and Benefits Committee and CRA Committee. The current committee members are:

Executive Committee	Michael R. Eaves	William M. Walters
	Merwyn L. Jackson	Debra G. Neal
Loan Committee	William M. Walters	Michael D. Eidson
	Merwyn L. Jackson	Frank D. Morrow
	Debra G. Neal	Michael R. Eaves
Audit and Investment Committee	Donald R. Snyder	William R. Allen
	J. Michael Burns	John E. Young, IV
Compensation and Benefits Committee	Douglas G. Owen	Donald R. Snyder
	Frank Morrow	William M. Walters
CRA Committee	Merwyn L. Jackson	William M. Walters
	Debra G. Neal	Charles Keller

Elimination of Certain Liabilities and Indemnification Rights

Our Articles of Incorporation eliminate the personal liability of our directors to Madison Financial or its shareholders for monetary damages for breach of his or her duties as a director to the maximum extent permitted by the Kentucky Business Corporation Act, from time to time in effect. Under the Articles of incorporation, a director will not be personally liable to Madison Financial or its shareholders for monetary damages for a breach of his or her duties as a director except for liability: for any transaction in which the director's personal financial interest is in conflict with the financial interest of Madison Financial or its shareholders; for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law; for distributions made in violation of the Kentucky Revised Statutes; or for any transaction from which the director derives an improper personal benefit.

Our Articles of Incorporation also authorize us to indemnify any person for reasonable expenses actually incurred in connection with any claim, action, suit or proceeding in which he is a party or is otherwise involved because he is or was a director, officer or agent of the Bank, to the fullest extent permitted by Kentucky law and applicable federal banking laws and regular time.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table shows the aggregate annual remuneration we paid to each of our three highest paid officers and directors, and to our directors and officers as a group, during the year ended December 31, 2002.

Name of Individual or Identity of Group	Capacities in which Remuneration will be Paid	Aggregate Remuneration
William M. Walters	President and Chief Executive Officer And Director	$143,500
Debra G. Neal	Executive Vice President and Chief Operations Officer and Director	94,200
Glenna F. Stewart	Vice President	154,800
Total Directors and Officers as a group (14 persons)		$635,600

We also have a 401(k) plan open to all of our full time employees who have been employed for at least one month and a stock option plan under which we have granted stock options to our directors. We granted each of our directors options for 200 shares of our common stock (2,200 shares in the aggregate) in 1999 and, in 2000 and 2001, approved amendments to the plan to grant each of them options for 200 shares of common stock (2,200 shares in the aggregate) in each of 2000 and 2002. Information about outstanding options is presented below under "SECURITY OWNERSHIP."

SECURITY OWNERSHIP

The following tables show

- the amount (and percent) of our common stock that is owned by our three highest paid officers (William M. Walters, Debra G. Neal and Glenna F. Stewart) and by our directors and officers as a group,
- the amount (and percent) of our Series A Preferred Stock these individuals, and the group, are expected to purchase in the offering, assuming the sale of 30,000 shares (no shares of Series A Preferred Stock are currently outstanding), and
- the stock options they have been granted pursuant to our stock option plan.

The information presented is based on our information and nonbinding expressions of interest supplied by our officers and directors. Depending on their individual circumstances at the time of the offering, our executive officers and directors may purchase a greater or lesser number of shares of Series A Preferred Stock than indicated in the following table and, in fact, may purchase no shares.

Class of Stock	Name and Address of Owner	Amount Owned [1]	Percent of Class
Common	William M. Walters 2500 Lancaster Road Richmond, KY 40475	13,000	6.0
Common	Debra G. Neal 1181 Union City Road Richmond, KY 40475	4,354	2.0
Common	Glenna F. Stewart 125 Allen Douglas Drive Richmond, KY 40475	2,400	1.1
Common	All officers and directors as a group	104,314	48.1

Class of Stock	Name and Address of Owner	Amount Owned After Offering[1]	Percent of Class[2]
Preferred	Debra G. Neal 1181 Union City Road Richmond, KY 40475	100	.33
Preferred	All officers and directors as a group	1,980	6.6

[1] Shows shares held of record and includes shares owned by IRAs, spouses and minor children living at home.

[2] Assumes all 30,000 shares being offered are sold.

Outstanding stock options:

Name of holder	Number of shares of common stock under option	Exercise price per share	Date become exercisable*
William M. Walters	200	$34	2002 – 2004
	200	$36	2003 – 2005
	200	$38	2005 – 2007
Debra G. Neal	200	$34	2002 – 2004
	200	$36	2003 – 2005
	200	$38	2005 – 2007
All officers and directors as a group	2,200	$34	2002 – 2004
	2,200	$36	2003 – 2005
	2,200	$38	2005 – 2007

* The options have a staggered vesting schedule: 50% becomes exercisable on the third anniversary, 25% becomes exercisable on the fourth anniversary and the remaining 25% becomes exercisable on the fifth anniversary of the date of grant, subject to acceleration in the event of death, disability or a change in control, as defined in the plan. Each option granted to a director terminates at the later of seven years from the date of grant, one year after the director's death or disability or immediately upon termination of service other than as a result of death or disability.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Madison Bank engages in banking transactions in the ordinary course of business with certain of its officers and directors, as well as corporations with which they are affiliated, on substantially the same terms as those prevailing at the same time for comparable transactions with other non-affiliated persons. Madison Bank believes that such banking transactions did not involve more than the normal risk of collectibility or present other unfavorable features. It is our policy, which we will continue to follow in the future, not to enter into any transaction with our executive officers, directors, or 5% shareholders unless the transaction is on terms and conditions that are substantially the same as those prevailing at the time for comparable transactions with persons not affiliated with us.

Each of our directors (William R. Allen, J. Michael Burns, Michael R. Eaves, Michael D. Eidson, Merwyn L. Jackson, Frank D. Morrow, Debra G. Neal, Douglas G. Owen, Donald R. Snyder, William M. Walters and John E. Young, IV) is a 9.01% member of 1st Madison

Properties, LLC, the limited liability company from which we lease one of our branch office facilities. The lease agreements, which have terms extending until 2008-2010, with renewable 5 year terms, require us to pay current monthly rental and related costs of $17,500, increasing to $18,100 in October 2003, and increasing thereafter in accordance with the terms of the leases. See the discussion of the lease terms on pages 18-19.

Michael R. Eaves, one of our directors, represents Madison Financial and Madison Bank on legal matters from time to time. Mr. Eaves charges his usual and customary hourly rates for any legal services performed for us. The aggregate amount of legal fees we paid Mr. Eaves' law firm during 2001 was $15,943.

SUPERVISION AND REGULATION

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

The following description summarizes some of the laws to which Madison Financial and Madison Bank are subject. References to applicable statutes and regulations are brief summaries only, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

Madison Financial

Madison Financial is a bank holding company registered under the Bank Holding Company Act of 1956 (BHCA), and it is subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (the Federal Reserve Board). The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

Bank Acquisitions. Under the BHCA, we must obtain the prior approval of the Federal Reserve Board before we may acquire all or substantially all of the assets of any bank, acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or merge or consolidate with any other bank holding company. The BHCA also restricts our ability to acquire direct or indirect ownership or control of 5% or more of any class of voting shares of any nonbanking corporation, as discussed below. Factors the Federal Reserve Board must consider when deciding whether to approve or disapprove of a transaction include the anticompetitive effects of the proposed transaction, the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy. Consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the CRA), as amended. Under the CRA, all financial institutions have a continuing and affirmative obligation consistent with safe and sound operation to help meet the credit needs of their entire communities, including low-to-moderate income neighborhoods. Madison Bank received a "satisfactory" CRA rating during its most recent CRA compliance examination.

Non-banking Acquisitions; Impact of the Gramm-Leach-Bliley Act. The permissible activities of bank holding companies and their affiliates were substantially expanded by the Gramm-Leach-Bliley Act, effective March 11, 2000. The Gramm-Leach-Bliley Act removed Federal and state law barriers that prevented banking organizations, such as us, from affiliating with insurance organizations and securities firms. An eligible bank holding company may elect to be treated as a financial holding company and, as such, it may engage in financial activities (activities that are financial in nature, such as insurance and securities underwriting and dealing activities) and activities the Federal Reserve determines to be complementary to financial activities which do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The banking, securities and insurance activities of financial organizations are functionally regulated by the banking regulators, the Securities and Exchange Commission and state securities regulators and organizations, and the state insurance regulators, respectively.

To be eligible to elect the status of a financial holding company, all of the depository institution subsidiaries of the bank holding company must meet the requirements of their regulators to be considered well managed and well capitalized and have a CRA rating of at least "satisfactory." Bank holding companies that do not elect the status of a financial holding company may continue to engage in and own companies conducting nonbanking activities which had been determined by Federal Reserve order or regulation prior to November 12, 1999, to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. We have not yet elected the status of a financial holding company, although we believe we meet the eligibility requirements to do so.

Subject to certain exceptions, national banks are also able to engage in financial activities through separate subsidiaries. As a general rule, financial subsidiaries of national banks are not permitted to engage as principal in underwriting insurance or issuing annuities, real estate development or investment, merchant banking (for at least 5 years) or insurance company portfolio activities in which financial holding companies may engage. Insured state banks, such as Madison Bank, are permitted to control or hold an interest in a financial subsidiary that engages in the same type of activities permissible for national banks, subject to any restrictions imposed on a bank under the laws of the state under which the bank is organized. Conducting financial activities through a bank subsidiary can impact capital adequacy, and restrictions will apply to affiliate transactions between the bank and its financial subsidiary.

The Gramm-Leach-Bliley Act also includes consumer privacy protections which generally prohibit financial institutions from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to "opt out" of the disclosure. The Gramm-Leach-Bliley Act also includes CRA "sunshine" rules, modernizes various other banking-related statutes, permits mutual bank holding companies, and requires a number of studies and reports to Congress.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons acting in concert from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. The acquisition of 25% of a class of voting stock of a bank holding is deemed to constitute "control" under these provisions, and under certain circumstances the acquisition of 10% of more of a class of voting stock of a bank holding company can create a rebuttable presumption of control. Under the Federal Reserve Board regulations, an individual is presumed to be acting in concert with members of his "immediate family," which is broadly defined.

In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding common stock of Madison Financial, or otherwise obtaining control or a "controlling influence" over Madison Financial.

Madison Bank

Madison Bank is a Kentucky chartered commercial banking corporation, the deposits of which are insured by the FDIC. Madison Bank is not a member of the Federal Reserve System; Madison Bank is subject to supervision and regulation by the FDIC and the Kentucky Department of Financial Institutions. Such supervision and regulation subjects Madison Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Kentucky Department of Financial Institutions. Because the Federal Reserve Board regulates the bank holding company parent of Madison Bank, the Federal Reserve Board also has supervisory authority that directly affects Madison Bank.

Activities of Madison Bank. The Kentucky banking statutes prescribe the permissible activities in which a Kentucky bank may engage and where those activities may be conducted. These statutes were amended during 2000 to add a "super-parity" provision. This super-parity provision permits a well-rated Kentucky banking corporation (such as Madison Bank) to engage in any banking activity in which a national or state bank operating in any other state or a federal savings association meeting the qualified thrift lender test and operating in any state could engage, provided it first obtains a legal opinion specifying the statutory or regulatory provisions that permit the activity.

Branching. Kentucky law currently expressly permits a Kentucky chartered bank to establish a branch office anywhere in the United States, making statewide branching in Kentucky permissible. The Kentucky banking statutes also permit a Kentucky bank, with prior regulatory approval, to engage in an interstate merger transaction, and thereby establish a branch office outside of Kentucky. In addition to any required approval of the Kentucky Department of Financial Institutions, any such transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. An out-of-state bank is permitted to establish branch offices in Kentucky by merging with a Kentucky bank. De novo branching into Kentucky by an out-of-state bank is not permitted by the Kentucky banking statutes.

Restrictions on Affiliate Transactions. Transactions between Madison Bank and Madison Financial are subject to Section 23A and Section 23B of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of Madison Financial or its subsidiaries. Section 23B of the Federal Reserve Act generally requires that certain transactions between Madison Bank and its affiliates be on terms substantially the same, or at least as favorable to Madison Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

Restrictions on Distributions of Bank Dividends and Assets. Dividends paid by Madison Bank have provided substantially all of Madison Financial's operating funds, and for the foreseeable future it is anticipated that dividends paid by Madison Bank to Madison Financial will continue to be Madison Financial's principal source of operating funds. Capital adequacy requirements and state law serve to limit the amount of dividends that may be paid by Madison Bank. Under federal law, Madison Bank cannot pay a dividend if, after paying the dividend, Madison Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though Madison Bank would continue to meet its capital requirements after the dividend. Under Kentucky banking law, the dividends Madison Bank can pay during any calendar year are generally limited to its profits for that year, plus its retained net profits for the two preceding years, less any required transfers to surplus or to fund the retirement of preferred stock or debt, absent approval of the Commissioner of the Kentucky Department of Financial Institutions.

Because Madison Financial is a legal entity separate and distinct from Madison Bank, its right to participate in the distribution of assets of Madison Bank upon Madison Bank's liquidation or reorganization will be subject to the prior claims of Madison Bank's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as Madison Financial) or any of its shareholders or creditors.

Deposit Insurance Assessments. Currently, the FDIC maintains two funds for the insurance of deposits of financial institutions - Madison Bank Insurance Fund (BIF) for deposits originated by banks and the Savings Association Insurance Fund (SAIF) for deposits originated by savings associations, including savings association deposits acquired by banks. Madison Bank must pay assessments to the FDIC for federal deposit insurance protection. Assessments are currently risk-based. In addition, the FDIC can impose special assessments in certain instances. All FDIC insured institutions also share the cost of the Financing Corporation's bond obligations through additional assessments on insured deposits.

Consumer Laws and Regulations. In addition to the laws and regulations discussed in this memorandum, Madison Bank is also subject to consumer laws and regulations that are designed to protect consumers in transactions with banks. While the following list is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans. Madison Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing business operations.

Anti-Terrorism Legislation. The USA PATRIOT ACT of 2001 was enacted in response to the events of September 11, 2001 and contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "IMLAFA"). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions, including the Bank. The IMLAFA requires U.S. financial institutions such as Madison Bank to adopt new policies and procedures to combat money laundering and grants the Treasury Secretary broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations.

Capital Adequacy Requirements

Capital Guidelines. The Federal Reserve Board and FDIC have substantially similar risk-based and leverage ratio guidelines for banking organizations (other than certain small bank holding companies), which are intended to ensure that banking organizations have adequate capital related to the risk levels of assets and off-balance sheet instruments. What constitutes capital, for these purposes, is defined by regulation. Based on current regulatory definitions used by the FDIC, the "Tier 1" or "core" capital of Madison Bank includes common shareholders' equity, but generally excludes intangible assets and investments in certain financial subsidiaries (such as Madison Insurance Agency); and its "total capital" includes, in addition to the Tier 1 capital elements, the allowance for loan losses. Under the Federal Reserve Board's current regulatory definitions, the Series A Preferred Stock, within limits, would also qualify as Tier 1 capital of Madison Financial, provided its redemption is subject to the prior approval of the Federal Reserve Board.

Under the risk-based capital guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets (less goodwill and certain other intangible assets). Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The FDIC may establish higher minimum capital adequacy requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The following table shows that capital ratios of Madison Bank, computed in accordance with these guidelines, as of September 30, 2002.

	Actual
Leverage (Tier 1 Capital to Average Assets)	7.33%
Tier 1 Capital (To Risk-Weighted Assets)	9.31%
Total Capital (To Risk-Weighted Assets)	10.56%

See Note 14 to the Financial Statements at the end of this offering circular.

Madison Financial currently is subject to the Federal Reserve Board's Small Bank Holding Company Policy Statement, which sets out alternative capital adequacy and leverage guidelines for bank holding companies with consolidated assets of less than $150 million that: (i) are not engaged in any non-banking activities involving significant leverage and (ii) do not have a significant amount of outstanding debt that is held by the general public.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. The following table shows the five capital categories defined in the agency regulations, and the criteria an institution must meet to be classified in each of these categories:

Category	Criteria
"well capitalized"	• Total Capital Ratio of 10% or greater; • Tier 1 Capital Ratio of 6.0% or greater; • Leverage Ratio of 5.0% or greater; and • Not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by its federal banking agency.
"adequately capitalized"	• Total Capital Ratio of 8.0% or greater; • Tier 1 Capital Ratio of 4.0% or greater; and • Leverage Ratio of less than 4.0% or greater (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or less).
"undercapitalized"	• Total Capital Ratio of less than 8.0%; • Tier 1 Capital Ratio of less than 4.0%; or • Leverage Ratio of 4.0% or greater (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or greater).
"significantly undercapitalized"	• Total Capital Ratio of less than 6.0%; • Tier I Capital Ratio of less than 3.0%; or • Leverage Ratio of less than 3.0%.
"critically undercapitalized"	• tangible equity capital to assets ratio equal to or less than 2.0%

"Tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets, with certain exceptions.

The appropriate Federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution. An institution may be reclassified if the appropriate Federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

Undercapitalized institutions are required to submit a capital restoration plan, which must be guaranteed by any holding company of the institution. In addition, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment. A bank's capital classification will also affect its ability to accept brokered deposits. Under the FDIC regulations, a bank may not lawfully accept, roll over or renew brokered deposits unless either it is well capitalized or it is adequately capitalized and receives a waiver from the FDIC.

As an institution's capital decreases, the FDIC's enforcement powers become more enhanced. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Legislative Initiatives

The United States Congress continues to consider a number of proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. From time to time the Kentucky General Assembly also considers legislative proposals that could significantly change state banking laws applicable to Madison Bank, including proposals to expand the powers of state banks. It cannot be predicted whether, or in what form, any of these proposals or regulatory initiatives will be adopted, the impact they will have on the financial institutions industry or the extent to which the business or financial condition of Madison Financial and its subsidiaries may be affected thereby.

SECURITIES BEING OFFERED

Madison Financial is authorized to issue 1,000,000 shares of common stock, par value $10 per share, and 1,000,000 shares of preferred stock, no par value per share. Our board of directors is authorized to designate series of preferred stock, and to establish the relative rights, preferences and limitations of the preferred stock, as a class, and each series of preferred stock. At December 31, 2002, we had 216,890 shares of common stock and no shares of preferred stock outstanding, and approximately 220 shareholders.

This offering relates to shares of Series A Preferred Stock of Madison Financial, which our board of directors has established. The Series A Preferred Stock has a stated value of $100 per share. The number of shares of Series A Preferred Stock we are authorized to issue is 30,000 shares.

Absence of Voting Rights

Shares of Series A Preferred Stock do *not* have the right to vote except as otherwise provided by law. Accordingly, a shareholder owning shares of Series A Preferred Stock will *not* have the right to vote in the election of directors.

Dividends

Holders of Series A Preferred Stock are entitled to cumulative annual dividends at the rate of $6.50 per annum ($3.25 semi-annually) if and when declared by our board of directors, out of funds legally available therefore. Dividends declared by the board of directors will be payable semi-annually, each May 30 and November 30. We will not be able to pay any cash dividends on our common stock if accrued dividends on the Series A Preferred Stock, are not paid when due.

Redemption Rights

Shares of Series A Preferred Stock are redeemable, in whole or in part, *at our option.* If we redeem shares prior to 2008, the redemption price is $102.50 per share, plus accrued but unpaid dividends. Beginning January 1, 2008 and after, the redemption price will be $100 per share, plus accrued but unpaid dividends.

In order that the shares of Series A Preferred Stock will qualify as Tier 1 capital under applicable regulatory criteria, any redemption of the Series A Preferred Stock will be subject to the prior approval of the Federal Reserve Board.

Liquidation Rights

In the event of the liquidation of Madison Financial, holders of Series A Preferred Stock will be entitled to receive up to $100 per share (and no more) from the net assets remaining after the satisfaction of our liabilities, before any payment is made to the holders of our common stock.

Absence of Preemptive and Conversion Rights

Holders of Series A Preferred Stock have *no* preemptive right to acquire any shares we may issue in the future.

The Series A Preferred Stock is *not* convertible.

Assessability

Shares of Series A Preferred Stock sold in the offering will not be assessable.

Transferability

Shares of Series A Preferred Stock acquired by persons who are not affiliates of Madison Financial will be freely transferable. However, there is no established market for shares of Series A Preferred Stock, and none is likely to develop upon consummation of the offering. Securities laws restrict the transferability of shares held by affiliates.

ANTI-TAKEOVER PROVISIONS

Our Articles of Incorporation and Bylaws contain provisions that may make it more difficult to acquire control of Madison Financial, thereby reducing our vulnerability to an unsolicited takeover bid.

Change in Control and Business Combination Transactions. The Articles of Incorporation impose special shareholder approval requirements, in addition to those otherwise required by law, in connection with certain transactions.

Under Article XI, the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of our voting stock will be necessary for the approval of any share exchange, merger, consolidation or reorganization (other than any such share exchange, merger, consolidation or reorganization which occurs solely as a part of a reorganization in which shareholders exchange their shares of Madison Financial for shares of a newly formed holding company and as a result of which the shareholders receive substantially the same proportional share interests in the holding company as they held in Madison Financial, except for nominal changes in shareholders' interests resulting from lawful elimination of fractional interests and the exercise of dissenting shareholders' rights under Kentucky law), or any sale, lease, exchange, transfer or other disposition of all or substantially all of our assets, otherwise than in the usual and regular course of business, or any agreement, contract or other arrangement providing for, or any series of transactions resulting in, any of the transactions described above.

In addition, under Article XII, any "Business Combination" involving an "Interested Stockholder", or an "Associate" or "Affiliate" of an Interested Stockholder, must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of our voting stock other than voting stock "Beneficially Owned" by the Interested Stockholder. The term Interested Stockholder is generally defined as a person who, together with his Affiliates and Associates, Beneficially Owns more than 15% of the outstanding common stock. A Business Combination is generally defined to include, among other things, a merger transaction or a sale of assets between the Bank and an Interested Stockholder, or his Associates or Affiliates.

Duties of the Board of Directors. The Articles of Incorporation expressly authorize a director, in addition to considering the effects of any action on shareholders of Madison Financial, and to the maximum extent permitted by law, to consider any relevant factor in discharging his duties as a director and in determining what he reasonably believes to be in the best interests of Madison Financial. In considering the best interests of Madison Financial, our board of directors may consider, in addition to the interests of our shareholders, any of the following: the interests of our employees, customers, suppliers and creditors; the economy of the state and the nation; community and societal considerations; and the long-term as well as the short-term interests of Madison Financial and its shareholders, including the possibility that these interests may be served by our continued independence.

Special Meetings of Shareholders. Special meetings of shareholders may be called only by the our board of directors pursuant to a resolution adopted by a majority of the directors, or by the holders of not less than fifty percent (50%) of all shares entitled to cast votes at the meeting. Notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.

Nominations, Terms and Removal of Directors. The Bylaws contain procedures for the nomination of directors for election. Under the Bylaws, nominations for election to the board of directors may be made only by the board of directors or by any shareholder of any outstanding class of stock of the corporation entitled to vote for the election of directors. Nominations, other than those made by act of the board of directors, can be made at the shareholders meeting but only if a written notice of the intent to make the nomination is sent to and received by the secretary of Madison Financial not less than seven days prior to any meeting of shareholders called for the election of directors. Such notification must contain the following information: [i] the name and address of each proposed nominee; [ii] the principal occupation of each proposed nominee; [iii] the name and residence address of the notifying shareholder; [iv] the number of shares of stock of the corporation owned by the notifying shareholder; and [v] the total number of shares of capital stock of the corporation that will be voted for each proposed nominee. Nominations not made in accordance herewith, whether made before or at any meeting of shareholders, will be disregarded by the chairman of the meeting, and all votes cast for each such nominee will be disregarded.

The Articles of Incorporation provide for a classified board of directors so that, when elected by shareholders, directors will serve for a term of three years and until the election and qualification of their successors. Under the Articles of Incorporation, a director of the corporation may be removed from office by the shareholders for cause only at a special meeting of shareholders called for that purpose; provided, however, that a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

ACCOUNTING AND LEGAL MATTERS

Our financial statements as of and for the years ended ending December 31, 2000 and December 31, 2001, and the nine month period ended September 30, 2002 are included at the end of this Offering Circular. The financial statements as of December 31, 2000 and December 31, 2001 have been audited by Baldwin, Upchurch, & Foley, independent public accountants, as stated in their opinion accompanying the financial statements, and have been so included in reliance upon such opinion given upon the authority of such firm as expert in accounting and auditing. The financial statements as of September 30, 2002 are unaudited and were prepared by management.

The law firm of Wyatt, Tarrant & Combs, Citizens Plaza, Louisville, Kentucky 40202 has been engaged as our counsel in connection with certain matters relating to the offering by Madison Financial.

ADDITIONAL INFORMATION

Questions and requests for additional information should be directed to:

William M. Walters or Debra G. Neal
P.O. Box 1210
Madison, Kentucky 40476-1210
859 626-8008

MADISON FINANCIAL CORPORATION
Richmond, Kentucky

FINANCIAL STATEMENTS
For the nine months
Ended September 30, 2002

MADISON FINANCIAL CORPORATION
TABLE TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002

MADISON FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET
September 30, 2002

ASSETS		
Cash and cash equivalent		
Cash and due from banks	$	3,024,852
Federal funds sold		2,609,000
Total cash and cash equivalent		5,633,852
Available for sale securities		10,777,010
Federal Home Loan Bank stock		829,300
Loans, net		76,049,179
Bank premises and equipment, net		1,621,563
Interest receivable		863,715
Deferred income taxes		130,885
Other real estate owned		400,837
Other assets		178,033
Total assets	$	96,484,374
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$	10,622,338
Interest bearing		64,257,061
Total deposits		74,879,399
Securities sold under agreements to repurchase		3,405,000
Interest payable		347,232
Notes payable and obligations under capital leases		10,742,636
Tax payable		229,180
Other liabilities		273,609
Total liabilities		89,877,056
Stockholders' equity		
Common stock, $10 par value; 1,000,000 shares authorized, 216,890 shares issued and outstanding		2,168,900
Surplus		3,243,764
Retained earnings (deficit)		989,126
Accumulated other comprehensive income		205,528
Total stockholders' equity		6,607,318
Total liabilities and stockholders' equity	$	96,484,374

See accompanying notes

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended September 30, 2002

Interest income		
Loans, including fees	$	4,674,462
Investment securities		
U.S. treasury obligations		11,934
Obligations of U.S. government agencies		389,800
Federal funds sold		21,469
Other		28,409
Total interest income		5,126,074
Interest expense		
Deposit		1,366,717
Federal funds purchased and other borrowed funds		457,406
Total interest expense		1,824,123
Net interest income		3,301,951
Provision for loan losses		180,000
Net interest income after provision for loan losses		3,121,951
Other income		
Service charges and fees		493,845
Securities gains (losses)		5,544
Other		40,901
Total other income		540,290
Other expenses		
Salaries and benefits		1,321,158
Occupancy and equipment		507,760
Data processing		210,569
Advertising		79,478
Director fees		64,100
Accounting, audit and tax services		54,093
Other		553,247
Total other expenses		2,790,405
Income before income taxes		871,836
Income tax expense (benefit)		297,079
Net income	$	574,757
Weighted average common shares outstanding		220,421
Basic earnings per common share	$	2.61

See accompanying notes

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Nine Months Ended September 30, 2002

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2002	$ 2,238,900	$ 3,348,764	$ 625,662	$ 174,352	$ 6,387,678
Common stock, $10 par value; 1,000,000 shares authorized, 223,890 shares issued and outstanding					
Comprehensive Income:					
Net income			$ 574,757		$ 574,757
Change in net unrealized gain/(loss) on securities available for sale, net				$ 31,176	$ 31,176
Total comprehensive income					$ 605,933
Stock retired (7,000 shares)	$ (70,000)	$ (105,000)	$ (100,000)		$ (275,000)
Dividends paid			$ (74,422)		$ (74,422)
Dividends declared			$ (36,871)		$ (36,871)
Balance, September 30, 2002	$ 2,168,900	$ 3,243,764	$ 989,126	$ 205,528	$ 6,607,318
Common stock, $10 par value; 1,000,000 shares authorized, 216,890 shares issued and outstanding					

See accompanying notes

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2002

Cash flows from operating activities		
Net income	$	574,757
Adjustments to reconcile net income to net		
Cash from operating activities:		
Depreciation		189,059
Net amortization and accretion		5,675
Provision for loan losses		180,000
(Gain)/Loss on investment securities		(5,544)
Provision for deferred taxes		(45,886)
Federal Home Loan Bank stock dividend		(28,100)
Changes in:		
Interest receivable		7,004
Other assets		(3,347)
Interest payable		(302,574)
Other liabilities		236,089
Net cash from operating activities		807,133
Cash flows from investing activities		
Purchases of securities available for sale		(3,701,430)
Proceeds from securities available for sale		2,715,826
Net change in loans		(3,313,814)
(Add.)/Sub. to other real estate owned		(184,589)
Purchase of bank premises and equipment		(37,502)
Net cash from investing activities		(4,521,509)
Cash flows from financing activities		
Net change in deposits		5,537,863
Net change in federal funds purchased		(818,000)
Proceeds from note payable		192,000
Repayment of note payable and capital lease obligations		(61,558)
Net increase in securities sold under agreements to repurchase		1,391,000
Retirement of stock		(275,000)
Dividends		(74,422)
Net cash from financing activities		5,891,883
Net change in cash and cash equivalents		2,177,507
Cash and cash equivalents at beginning of year		3,456,345
Cash and cash equivalents at end of year	$	5,633,852
Supplemental disclosures of cash flow information:		
Cash paid during the period for		
Interest expense	$	2,126,697
Income taxes		211,239

Supplemental noncash disclosures:

There were no noncash investing and financing activities for the nine month period ending September 30, 2002.

See accompanying notes

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Madison Bank (the Bank) is a Kentucky corporation incorporated to operate as a commercial bank under a state bank charter. Commercial banking operations commenced on March 11, 1997. As a state bank, the Bank is subject to regulation by the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation.

During December of 1998, Madison Financial Corporation (MFC), a bank holding company, was formed for the purpose of becoming the holding company for the Bank. A Plan of Exchange was adopted which provided for the exchange of shares of common stock of the Bank for shares of common stock of MFC, as a result of which the shareholders of the Bank became shareholders of MFC, which in turn owns all of the outstanding shares of the Bank. MFC is subject to regulation by the Federal Reserve Bank.

During 2000, the Bank started two additional corporations. These corporations are Madison Insurance Agency, Inc. (MIA) and Financial Insurance Agency, Inc. (FIA) and are wholly owned by the Bank. MIA was developed to meet the insurance needs of citizens in the Bank's service area. FIA was developed to assist other banks in the start up of insurance agencies like that of MIA. The results of MIA and FIA operations are included in the consolidated financial statements herein.

Preparation of Financial Statements: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The foregoing financial statements are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods have been included.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses is particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Investment Securities: The Bank is required to classify each investment security into one of three categories: trading securities, securities available for sale, and securities held to maturity. The Bank's policy is to classify securities on a case-by-case basis as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity. The Bank has no investments classified as held-to-maturity or trading securities.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in stockholders' equity, net of related income tax, under accumulated other comprehensive income. The adjustment is computed on the difference between fair value and cost, adjusted for amortization of premiums and accretion of discounts that are recorded as adjustments to interest income on a constant yield method. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income is reported on the accrual basis except for those loans on a nonaccrual of income status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, interest income is subsequently recognized only to the extent cash payments are received. Loan origination fees are recorded as income when received and are not recorded as an adjustment of the yield on the related loan.

Allowance for Loan Losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Buildings and equipment are stated at cost less accumulated depreciation computed principally on the accelerated methods over the estimated useful lives of the assets.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Income Taxes: The Company uses the liability method for computing deferred income taxes. Under the liability method, deferred income taxes are based on the change in the deferred tax liability or asset established for the expected future tax consequences of differences in the financial reporting and tax bases of assets and liabilities. The differences relate principally to the allowance for loan losses, FHLB stock dividends, and unrealized gains on securities available for sale.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. There were no dilutive effects of stock options on earnings per share during the period ending September 30, 2002.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Marketing Expense: The Company charges all marketing expenses to operations when incurred. The marketing expenses included on September 30, 2002 financial statements were $79,478 for the nine months ended.

Other Real Estate Owned: Real estate properties acquired through or in lieu of foreclosure are initially recorded at the lower of the Bank's carrying amount or the fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant cost improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of property to the lower of its costs or fair value less cost to sell.

(Continued)

NOTE 2 – INVESTMENT SECURITIES

Securities at September 30, 2002 were as follows:

	Amortized Cost	Gross Unealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Obligations of U.S. government agencies	9,245,293	298,643	-	9,543,936
SBA Loan Pools/SBIC	1,220,311	12,763		1,233,074
Total	$ 10,465,604	$ 311,406	$ -	$ 10,777,010

The amortized cost and fair value of investment securities at September 30, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available for Sale		
Due in one year or less	$ 1,742,081	$ 1,782,109
Due from one to six years	7,503,212	7,761,827
	9,245,293	9,543,936
SBA Pool Securities	1,220,311	1,233,074
Total	$ 10,465,604	$ 10,777,010

Investment securities having an approximate carrying value of $4,940,974 at September 30, 2002 were pledged to secure public deposits, and for other purposes as required or permitted by law.

Proceeds from dispositions of investment securities were $2,715,826 from January 1, 2002 to September 30, 2002. A gain of $5,544 was recognized on those disposals during the nine months ended September 30, 2002.

(Continued)

NOTE 3 – LOANS

Loans at September 30, 2002 were as follows:

Commercial	$ 27,443,381
Real estate	38,862,260
Installment	4,985,148
Home equity	5,358,365
Other	487,064
	77,136,218
Allowance for loan losses	(1,087,039)
Total	$ 76,049,179

Changes in the allowance for loan losses for the nine months ended September 30, 2002 were as follows:

Balance, beginning of year	$ 929,961
Provision for loan losses	180,000
Loans charged off	(28,830)
Recoveries	5,908
Balance, September 30, 2002	$1,087,039

Impaired loans were as follows:

September 30, 2002 loans with allocated allowance for loans losses	$ 6,047
Amount of the allowance for loan losses allocated	$ 6,047
Average of impaired loans during the year	$ 307,500
Interest income recognized during impairment	$ -
Cash-basis interest income recognized	$ -

Nonperforming loans were as follows:

Loans past due over 90 days still on accrual	$ 168,273
Nonaccrual loans	$ 239,529

At September 30, 2002, certain officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $1,910,523. Such loans were made in the normal course of business at the Bank's normal credit terms and interest rates and, in management's opinion, do not represent more than a normal risk of collection.

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT

September 30, 2002 premises and equipment were as follows:

Land	$ 160,202
Building	871,107
Furniture, fixtures and equipment	1,232,954
Capital lease equipment	331,490
Less accumulated depreciation	(974,190)
Total	$1,621,563

Depreciation expense was $189,059 for the nine months ended September 30, 2002. Depreciation expense and accumulated depreciation includes amortization of capital leases of $62,087 for the nine months ended September 30, 2002.

NOTE 5 - INCOME TAXES

The components of the income tax expense (benefit) for September 30, 2002 are as follows:

Current	$ 342,965
Deferred	(45,886)
	$ 297,079

Deferred tax assets and liabilities at September 30, 2002 are shown below:

Deferred tax assets	$ 347,490
Deferred tax liabilities	(216,605)
	$ 130,885

(Continued)

NOTE 6 – DEPOSITS

The amount of time deposits greater than or equal to $100,000 was $13,549,219 at September 30, 2002. The scheduled maturities of all time deposits are as follows:

9/30/2003	$ 26,902,169
9/30/2004	9,149,787
9/30/2005	119,430
9/30/2006	10,587
9/30/2007 and thereafter	329,743
	$ 36,511,716

Certain directors and executive officers of the Bank and companies in which they have a beneficial ownership are depositors of the Bank with balances of $2,751,275 at September 30, 2002.

NOTE 7 – LEASES

The Bank leases the land on which the main office is located. The lease expires in March 2007; however, the Bank has the option to renew the lease for four additional terms of five years each.

The Bank also leases land on which a branch is located. The lease expires June 2004. The Bank has the option to renew such lease for four additional terms of five years each.

The Bank also leases office space for a branch location. The lease expires in October 2008, with an option to renew the lease for four additional terms of five years each. MIA also leases office space at same location. Such lease expires April 2010, with an option to renew the lease for four additional terms of five years each. This property is leased from a company owned by the directors of the Bank. Madison Bank and MIA paid approximately $130,515 for the nine months ended September 30, 2002, to the company owned by the directors of the Bank.

In addition, the Bank leases certain other equipment under leases that expire in June 2005.

Approximate future minimum lease payments required under the operating leases as of September 30, 2002 are as follows:

9/30/2003	$233,827
9/30/2004	226,515
9/30/2005	213,123
9/30/2006	209,919
9/30/2007	193,419
Thereafter	209,663

Lease expense was approximately $175,267 for September 30, 2002.

(Continued)

NOTE 8 - NOTES PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES

Notes payable and obligations under capital leases at September 30, 2002 consist of the following:

	Notes Payable	Obligations Under Capital Leases
Variable rate prime less .25% $1,000,000 line of credit, secured by 80,000 shares of Madison Bank common stock, principal and interest due at maturity on August 23, 2003	$ 596,000	
4.9% $10,000,000 FHLB cash management advance line, secured by pledged loans totaling $15,000,000, principal due at maturity on January 3, 2011, interest paid monthly	10,000,000	
6.0% Obligation under capital lease for equipment, monthly payment of $5,540.40, final payment due April 2004		$ 100,240
6.0% Obligation under capital lease for equipment, monthly payment of $1,489.36, final payment due June 2004		29,626
6.0% Obligation under capital lease for equipment, monthly payment of $715.33, final payment due October 2004		16,770
	$ 10,596,000	$ 146,636

The maturities of the notes payable of $10,596,000 and the future minimum lease payments of $146,636 are as follows:

	Notes Payable	Obligations Under Capital Leases
September 30, 2003	$ 596,000	$ 86,496
September 30, 2004	-	59,429
September 30, 2005	-	711
September 30, 2006	-	-
and thereafter	10,000,000	-

NOTE 9 – INVESTMENT IN SERVICE CORPORATION

The Bank, along with eight other banks, owns Bankers Service Corporation (BSC) which performs internal loan review, internal audit, and compliance services. Madison Bank made payments totaling $30,121 for the nine months ending September 30, 2002 to BSC for services performed.

(Continued)

NOTE 10 – PROFIT SHARING PLAN

The Bank has a 401(k) profit sharing plan which covers substantially all employees. Contributions to the plan are at the discretion of the Bank's Board of Directors. The amount contributed to the plan and expensed was $43,658 for the nine months ended September 30, 2002.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows for the nine months ended September 30, 2002. Commitments to make loans consist primarily of variable rate notes.

Standby letters of credit	$ 184,800
Undisbursed lines of credit	$11,740,194

NOTE 12 – CONCENTRATION OF CREDIT RISK

The bank grants commercial, residential, and consumer related loans to customers primarily located in Madison and adjoining counties in Kentucky. Although the Bank has a diverse loan portfolio, the debtors' ability to perform is somewhat dependent upon the local economy.

(Continued)

NOTE 13 – STOCK OPTIONS

During 1999, the Company adopted the Directors' 1999 Stock Option Plan. Options to buy common stock are granted to directors under the plan, which provides for issues of up to 2,200 options. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest 50% in the third year, 25% in the fourth year, and 25% in the fifth year.

A summary of the activity in the plan is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,600	$ 36.00
Granted		
Exercised		
Forfeited		
Outstanding at September 30, 2002	6,600	$ 36.00

Options at September 30, 2002 were as follows:

	Outstanding		Exercisable	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 38.00	2,200	6.25	0	0
$ 36.00	2,200	4.45	0	0
$ 34.00	2,200	3.25	0	0
Outstanding at 9/30/2002	6,600	4.65	0	0

NOTE 14 – REGULATORY MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

(Continued)

NOTE 14 – REGULATORY MATTERS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

As of September 30, 2002 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual and required capital amounts (in millions) and ratios are presented below at September 30, 2002.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)	$ 8.0	10.56%	$ 6.0	8.00%	$ 7.5	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 7.0	9.31%	$ 3.0	4.00%	$ 4.5	6.00%
Tier I Capital (to Average Assets)	$ 7.0	7.33%	$ 3.8	4.00%	$ 4.8	5.00%

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years. Also, no dividends can be paid that would equal or exceed the retained earnings then on hand. As of September 30, 2002, $968,325 of retained earnings are available for dividends.

(Continued)

NOTE 15 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	9/30/2002
Unrealized holding gains/(losses) on available for sale securities	$ 311,406
Tax effect	(105,878)
Other comprehensive income	$ 205,528

SUPPLEMENTARY INFORMATION

MADISON FINANCIAL CORPORATION
SCHEDULE I – CONSOLIDATING SCHEDULE – STATEMENT OF INCOME
September 30, 2002

	Madison Financial	Madison Bank	Madison Insurance Agency	Financial Insurance Agency	Total	Eliminations	Final Total
Interest Income							
Loans, including fees		$ 4,685,079			$ 4,685,079	$ (10,617)	$ 4,674,462
Investment securities							
US Treasury		11,934			11,934		11,934
Obligation of U.S. agencies		389,800			389,800		389,800
Federal funds Sold		21,469			21,469		21,469
Other		28,409			28,409		28,409
Total interest income	-	5,136,691	-	-	5,136,691	(10,617)	5,126,074
Interest Expense							
Deposits		1,366,717			1,366,717		1,366,717
Federal funds purchased and other borrowed funds	15,606	441,800			457,406		457,406
Interest Expense			10,617		10,617	(10,617)	-
Total interest expense	15,606	1,808,517	10,617	-	1,834,740	(10,617)	1,824,123
Net interest income	(15,606)	3,328,174	(10,617)	-	3,301,951	-	3,301,951
Provision for loan losses		180,000			180,000		180,000
Net interest income after provision for loan losses	(15,606)	3,148,174	(10,617)	-	3,121,951	-	3,121,951
Other income							
Service charges and fees		493,845			493,845		493,845
Other		5,544	40,901		46,445		46,445
Total other income	-	499,389	40,901	-	540,290	-	540,290
Other Expenses							
Salaries and Benefits		1,237,368	83,790		1,321,158		1,321,158
Occupancy and Equipment		493,355	14,405		507,760		507,760
Data Processing		210,569			210,569		210,569
Advertising		63,008	16,470		79,478		79,478
Directors Fees		64,100			64,100		64,100
Accounting, Audit & Tax		54,093			54,093		54,093
Other	8,991	529,948	14,223	85	553,247		553,247
Total other expenses	8,991	2,652,441	128,888	85	2,790,405	-	2,790,405
Income before taxes	(24,597)	995,122	(98,604)	(85)	871,836	-	871,836
Income tax expense/(benefit)	(8,363)	338,639	(33,168)	(29)	297,079		297,079
Net income	$ (16,234)	$ 656,483	$ (65,436)	$ (56)	$ 574,757	$ -	$ 574,757

Elimination Entry

	Debit	Credit
Loan interest income – Madison Bank	$10,617	
Interest expense – Madison Insurance		$10,617

(To eliminate interest paid by Madison Insurance to Madison Bank)

69-B

MADISON FINANCIAL CORPORATION
Richmond, Kentucky

* * * *

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Madison Financial Corporation
Richmond, Kentucky

We have audited the accompanying consolidated balance sheets of Madison Financial Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madison Financial Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Baldwin, Upchurch & Foley

Baldwin, Upchurch & Foley, CPA'S
Richmond, Kentucky

February 7, 2002

MADISON FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET
December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks	$ 3,456,346	$ 2,985,078
Investment securities		
Available for sale	9,744,301	11,070,854
Held to maturity	-	450,650
Federal Home Loan Bank stock	801,200	671,700
Loans, net	72,915,365	71,921,198
Bank premises and equipment, net	1,773,120	1,997,021
Interest receivable	870,719	1,067,521
Income tax receivable	-	84,750
Deferred income taxes	101,059	142,668
Other real estate owned	216,248	371,386
Other assets	174,686	91,297
Total assets	$ 90,053,044	$ 90,854,123
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$ 9,533,914	$ 7,931,914
Interest bearing	59,807,622	60,724,965
Total deposits	69,341,536	68,656,879
Federal funds purchased	818,000	851,000
Securities sold under agreements to repurchase	2,014,000	1,943,900
Interest payable	649,806	963,054
Notes payable	10,612,194	12,529,088
Tax payable	97,454	-
Other liabilities	132,376	84,531
Total liabilities	83,665,366	85,028,452
Stockholders' equity		
Common stock, $10 par value; 1,000,000 shares authorized, 223,890 shares issued and outstanding	2,238,900	2,238,900
Surplus	3,348,764	3,348,764
Retained earnings (deficit)	625,662	201,465
Accumulated other comprehensive income	174,352	36,542
Total stockholders' equity	6,387,678	5,825,671
Total liabilities and stockholders' equity	$ 90,053,044	$ 90,854,123

See accompanying notes.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2001 and 2000

	2001	2000
Interest income		
Loans, including fees	$ 6,503,379	$ 6,333,508
Investment securities		
U.S. treasury obligations	26,000	36,192
Obligations of U.S. government agencies	609,949	687,472
Federal funds sold	35,780	34,506
Other	51,534	30,807
Total interest income	7,226,642	7,122,485
Interest expense		
Deposit	2,886,212	3,494,937
Federal funds purchased and other borrowed funds	676,133	657,333
Total interest expense	3,562,345	4,152,270
Net interest income	3,664,297	2,970,215
Provision for loan losses	255,000	210,000
Net interest income after provision for loan losses	3,409,297	2,760,215
Other income		
Service charges and fees	614,817	447,731
Securities gains (losses)	8,302	(6,890)
Other	43,015	3,319
Total other income	666,134	444,160
Other expenses		
Salaries and benefits	1,650,282	1,347,861
Occupancy and equipment	717,320	576,668
Data processing	264,435	232,160
Director fees	93,450	85,212
Other	727,927	691,590
Total other expenses	3,453,414	2,933,491
Income before income taxes	622,017	270,884
Income tax expense (benefit)	197,820	90,220
Net income	$ 424,197	$ 180,664
Weighted average common shares outstanding	223,890	223,890
Basic earnings per common share	$ 1.89	$ 0.81

See accompanying notes.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2001 and 2000

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2000	$2,238,900	$3,348,764	$ 20,801	$ (144,627)	$ 5,463,838
Comprehensive income:					
Net income			180,664		180,664
Change in net unrealized gain/(loss) on securities available for sale, net				181,169	181,169
Total comprehensive income					361,833
Balance, December 31, 2000	2,238,900	3,348,764	201,465	36,542	5,825,671
Comprehensive income:					
Net income			424,197		424,197
Change in net unrealized gain/(loss) on securities available for sale, net				137,810	137,810
Total comprehensive income					562,007
Balance, December 31, 2001	$2,238,900	$3,348,764	$625,662	$ 174,352	$ 6,387,678

See accompanying notes.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 424,197	$ 180,664
Adjustments to reconcile net income to net		
Cash from operating activities		
Depreciation	279,733	217,305
Net amortization and accretion	(23,816)	23,177
Provision for loan losses	255,000	210,000
(Gain)/Loss on investment securities	(8,302)	6,890
Provision for deferred taxes	(29,800)	3,961
Federal Home Loan Bank stock dividend	(51,200)	(30,100)
Changes in		
Interest receivable	196,802	(336,302)
Other assets	1,361	(111,990)
Interest payable	(313,248)	237,421
Other liabilities	145,713	(126,517)
Net cash from operating activities	876,440	274,509
Cash flows from investing activities		
Purchases of securities available for sale	(2,285,000)	(5,406,260)
Proceeds from securities available for sale	3,853,124	1,374,415
Proceeds from securities held to maturity	450,000	974,662
Purchase of Federal Home Loan Bank stock	(78,300)	(537,300)
Net change in loans	(1,249,167)	(14,768,207)
(Add.)/Sub. to other real estate owned	155,138	(43,678)
Purchase of bank premises and equipment	(55,831)	(411,301)
Net cash from investing activities	789,964	(18,817,669)
Cash flows from financing activities		
Net change in deposits	684,657	284,701
Net change in federal funds purchased	(33,000)	851,000
Proceeds from note payable	-	11,737,999
Repayment of note payable and capital lease obligations	(1,916,894)	(45,401)
Net increase in securities sold under agreements to repurchase	70,100	978,900
Net cash from financing activities	(1,195,137)	13,807,199
Net change in cash and cash equivalents	471,267	(4,735,961)
Cash and cash equivalents at beginning of year	2,985,078	7,721,039
Cash and cash equivalents at end of year	$ 3,456,345	$ 2,985,078
Supplemental disclosures of cash flow information		
Cash paid during the period for		
Interest expense	$ 3,875,593	$ 3,914,849
Income taxes	120,000	277,000
Supplemental noncash disclosures		
Transfers from loans to other real estate owned	$ -	$ 90,000
Capital lease obligations incurred for use of equipment	-	331,490

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Nature of Operations: Madison Bank (the Bank) is a Kentucky corporation incorporated to operate as a commercial bank under a state bank charter. Commercial banking operations commenced on March 11, 1997. As a state bank, the Bank is subject to regulation by the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation.

During December of 1998, Madison Financial Corporation (MFC), a bank holding company, was formed for the purpose of becoming the holding company for the Bank. A Plan of Exchange was adopted which provided for the exchange of shares of common stock of the Bank for shares of common stock of MFC, as a result of which the shareholders of the Bank became shareholders of MFC, which in turn owns all of the outstanding shares of the Bank. MFC is subject to regulation by the Federal Reserve Bank.

During 2000, the Bank started two additional corporations. These corporations are Madison Insurance Agency, Inc. (MIA) and Financial Insurance Agency, Inc. (FIA) and are wholly owned by the Bank. MIA was developed to meet the insurance needs of citizens in the Bank's service area. FIA was developed to assist other banks in the start up of insurance agencies like that of MIA. The results of MIA and FIA operations are included in the consolidated financial statements herein.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses is particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Investment Securities: The Bank is required to classify each investment security into one of three categories: trading securities, securities available for sale, and securities held to maturity. The Bank's policy is to classify securities on a case-by-case basis as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity. The Bank has no investments classified as trading securities.

Investment securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are recorded as adjustments to interest income on a constant yield method.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in stockholders' equity, net of related income tax, under accumulated other comprehensive income. The adjustment is computed on the difference between fair value and cost, adjusted for amortization of premiums and accretion of discounts that are recorded as adjustments to interest income on a constant yield method. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income is reported on the accrual basis except for those loans on a nonaccrual of income status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, interest income is subsequently recognized only to the extent cash payments are received. Loan origination fees are recorded as income when received and are not recorded as an adjustment of the yield on the related loan.

Allowance for Loan Losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Buildings and equipment are stated at cost less accumulated depreciation computed principally on the accelerated methods over the estimated useful lives of the assets.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Income Taxes: The Company uses the liability method for computing deferred income taxes. Under the liability method, deferred income taxes are based on the change in the deferred tax liability or asset established for the expected future tax consequences of differences in the financial reporting and tax bases of assets and liabilities. The differences relate principally to the allowance for loan losses, FHLB stock dividends, and unrealized gains on securities available for sale.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. There were no dilutive effects of stock options on earnings per share during 2001 or 2000.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Marketing Expense: The Company charges all marketing expenses to operations when incurred.

Other Real Estate Owned: Real estate properties acquired through or in lieu of foreclosure are initially recorded at the lower of the Bank's carrying amount or the fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant cost improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of property to the lower of its costs or fair value less cost to sell.

(Continued)

NOTE 2 – INVESTMENT SECURITIES

Year-end securities are as follows:

	Amortized Cost	Gross Unealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
2001				
U.S. Treasury securities	$ 249,001	$ 8,264	$ -	$ 257,265
Obligations of U.S. government agencies	7,743,326	241,684	-	7,985,010
SBA Loan Pools	1,487,804	14,222		1,502,026
Total	$ 9,480,131	$ 264,170	$ -	$ 9,744,301
2000				
U.S. Treasury securities	$ 497,769	$ 6,526	$ -	$ 504,295
Obligations of U.S. government agencies	8,308,431	78,541		8,386,972
SBA Loan Pools	2,209,287	17,700	(47,400)	2,179,587
Total	$ 11,015,487	$ 102,767	$ (47,400)	$ 11,070,854
Held to Maturity				
2001				
U.S. Treasury securities	$ -	$ -	$ -	$ -
Obligations of U.S. government agencies	-	-	-	-
Total	$ -	$ -	$ -	$ -
2000				
U.S. Treasury securities	$ -	$ -	$ -	$ -
Obligations of U.S. government agencies	450,650	-	(253)	450,397
Total	$ 450,650	$ -	$ (253)	$ 450,397

(Continued)

NOTE 2 – INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available for Sale		
Due in one year or less	$ 2,096,687	$ 2,140,938
Due from one to five years	5,895,640	6,101,337
	7,992,327	8,242,275
SBA Pool Securities	1,487,804	1,502,026
Total	$ 9,480,131	$ 9,744,301

Investment securities having an approximate carrying value of $3,893,836 and $6,292,795 at December 31, 2001 and 2000 were pledged to secure public deposits, and for other purposes as required or permitted by law.

Proceeds from dispositions of investment securities were $4,303,124 and $2,349,077 during 2001 and 2000. Gains of $8,302 and losses of $6,890 were recognized on those disposals during 2001 and 2000.

NOTE 3 – LOANS

Loans at year-end were as follows:

	2001	2000
Commercial	$ 22,081,314	$ 15,057,994
Real estate	41,721,517	48,206,322
Installment	5,428,211	5,384,103
Home equity	4,535,921	3,946,582
Other	78,363	79,933
	73,845,326	72,674,934
Allowance for loan losses	(929,961)	(753,736)
Total	$ 72,915,365	$ 71,921,198

NOTE 3 – LOANS (Continued)

Changes in the allowance for loan losses for the year were as follows:

	2001	2000
Balance, beginning of year	$ 753,736	$ 637,445
Provision for loan losses	255,000	210,000
Loans charged off	(106,079)	(103,264)
Recoveries	27,304	9,555
Balance, end of year	$ 929,961	$ 753,736

Impaired loans were as follows:

	2001	2000
Year-end loans with allocated allowance for loans losses	$ -	$ -
Amount of the allowance for loan losses allocated	-	-
Average of impaired loans during the year	30,864	250,003
Interest income recognized during impairment	-	-
Cash-basis interest income recognized	-	251

Nonperforming loans were as follows:

	2001	2000
Loans past due over 90 days still on accrual	-	7,063
Nonaccrual loans	-	255,601

At December 31, 2001 and 2000, certain officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $3,517,729 and $5,633,114. Such loans were made in the normal course of business at the Bank's normal credit terms and interest rates and, in management's opinion, do not represent more than a normal risk of collection.

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2001	2000
Land	$ 160,202	$ 160,202
Building	868,722	854,590
Furniture, fixtures and equipment	1,197,838	1,156,138
Capital lease equipment	331,490	331,490
Less accumulated depreciation	(785,132)	(505,399)
Total	$1,773,120	$1,997,021

Depreciation expense was $279,733 and $217,304 for 2001 and 2000. Depreciation expense and accumulated depreciation includes amortization of capital leases of $82,783 and $46,082 for 2001 and 2000.

NOTE 5 - INCOME TAXES

The components of the income tax expense (benefit) are as follows:

	2001	2000
Current	$ 227,620	$ 86,259
Deferred	(29,800)	3,961
	$ 197,820	$ 90,220

Year-end deferred tax assets and liabilities at December 31, 2001 and 2000 are shown below.

	2001	2000
Deferred tax assets	$ 199,423	$ 225,926
Deferred tax liabilities	(98,364)	(83,258)
	$ 101,059	$ 142,668

(Continued)

NOTE 6 – DEPOSITS

The amount of time deposits greater than or equal to $100,000 was $9,865,567 and $10,957,166 at December 31, 2001 and 2000. The scheduled maturities of all time deposits are as follows:

2002	$ 31,014,479
2003	1,875,882
2004	38,100
2005	15,587
2006 and thereafter	10,550
	$ 32,954,598

Certain directors and executive officers of the Bank and companies in which they have a beneficial ownership are depositors of the Bank with balances of $1,300,782 and $1,305,253 at December 31, 2001 and 2000.

NOTE 7 – LEASES

The Bank leases the land on which the main office is located. The lease expires in March 2002; however, the Bank has the option to renew the lease for five additional terms of five years each.

The Bank also leases land on which a branch is located. The lease expires June 2004. Bank has the option to renew such lease for four additional terms of five years each.

The Bank also leases office space for a branch location. The lease expires in October 2008, with an option to renew the lease for four additional terms of five years each. MIA also leases office space at same location. Such lease expires April 2010, with an option to renew the lease for four additional terms of five years each. This property is leased from a company owned by the directors of the Bank.

In addition, the Bank leases certain other equipment under leases that expire in June 2005.

Approximate future minimum lease payments required under the operating leases as of December 31, 2001 are as follows:

2002	$ 245,244
2003	237,744
2004	222,744
2005	221,122
2006	217,839
Thereafter	478,752

Lease expense was approximately $ 267,744 and $237,680 for December 31, 2001 and 2000.

(Continued)

NOTE 8 - NOTES PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES

Notes payable and obligations under capital leases at December 31, 2001 consist of the following:

	Notes Payable	Obligations Under Capital Leases
4.5% $1,000,000 line of credit, secured by 80,000 shares of Madison Bank common stock, principal and interest due at maturity on August 23, 2002	$ 404,000	
4.9% $10,000,000 FHLB cash management advance line, all borrowings are on 90-day repayment schedule, secured by pledged loans totaling $15,000,000	10,000,000	
6.0% Obligation under capital lease for equipment, monthly payment of $5,540.40, final payment due April 2004		$ 144,479
6.0% Obligation under capital lease for equipment, monthly payment of $1,489.36, final payment due June 2004		41,401
6.0% Obligation under capital lease for equipment, monthly payment of $715.33, final payment due October 2004		22,314
	$ 10,404,000	$ 208,194

The maturities of the notes payable of $10,404,000 and the future minimum lease payments of $208,194 are as follows:

	Notes Payable	Obligations Under Capital Leases
December 31, 2002	$ 404,000	$ 82,699
December 31, 2003	-	87,800
December 31, 2004	-	37,695
December 31, 2005	-	-
and thereafter	10,000,000	-

85

(Continued)

NOTE 9 – INVESTMENT IN SERVICE CORPORATION

The Bank, along with eight other banks, owns Bankers Service Corporation (BSC) which performs internal loan review, internal audit, and compliance services. Madison Bank made payments totaling $41,910 and $29,788 in 2001 and 2000 to BSC for services performed.

NOTE 10 – PROFIT SHARING PLAN

The Bank has a 401(k) profit sharing plan which covers substantially all employees. Contributions to the plan are at the discretion of the Bank's Board of Directors. The amount contributed to the plan and expensed was $ 41,727 and $36,231 during 2001 and 2000.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end. Commitments to make loans consist primarily of variable rate notes.

	2001	2000
Standby letters of credit	$ 170,800	$ 141,500
Undisbursed lines of credit	$13,901,344	$11,027,984

NOTE 12 – CONCENTRATION OF CREDIT RISK

The bank grants commercial, residential, and consumer related loans to customers primarily located in Madison and adjoining counties in Kentucky. Although the Bank has a diverse loan portfolio, the debtors' ability to perform is somewhat dependent upon the local economy.

(Continued)

NOTE 13 – STOCK OPTIONS

During 1999, the Company adopted the Directors' 1999 Stock Option Plan. Options to buy common stock are granted to directors under the plan, which provides for issues of up to 2,200 options. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest 50% in the third year, 25% in the fourth year, and 25% in the fifth year.

A summary of the activity in the plan is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at begining of year	4,400	$ 35.00
Granted	2,200	$ 38.00
Exercised		
Forfeited		
Outstanding at end of year	6,600	$ 36.00

Options at year-end 2001 were as follows:

	Outstanding		Exercisable	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 38.00	2,200	7.0	0	0
$ 36.00	2,200	5.2	0	0
$ 34.00	2,200	4.1	0	0
Outstanding at year-end	6,600	5.4	0	0

NOTE 14 – REGULATORY MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

(Continued)

NOTE 14 – REGULATORY MATTERS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

As of December 31, 2001 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual and required capital amounts (in millions) and ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001						
Total Capital (to Risk-Weighted Assets)	$ 7.5	10.48%	$ 5.7	8.00%	$ 7.2	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 6.6	9.23%	$ 2.9	4.00%	$ 4.3	6.00%
Tier I Capital (to Average Assets)	$ 6.6	7.57%	$ 3.5	4.00%	$ 4.4	5.00%
2000						
Total Capital (to Risk-Weighted Assets)	$ 7.3	10.95%	$ 5.3	8.00%	$ 6.6	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 6.5	9.82%	$ 2.7	4.00%	$ 4.0	6.00%
Tier I Capital (to Average Assets)	$ 6.5	7.23%	$ 3.6	4.00%	$ 4.5	5.00%

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years. Also, no dividends can be paid that would equal or exceed the retained earnings then on hand. As of December 31, 2001, $604,861 of retained earnings are available for dividends.

(Continued)

NOTE 15 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2001	2000
Unrealized holding gains/(losses) on available for sale securities	$ 208,803	$ 274,499
Tax effect	(70,993)	(93,330)
Other comprehensive income	$ 137,810	$ 181,169

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS REPORT ON CONSOLIDATING
AND ADDITIONAL INFORMATION

Board of Directors
Madison Financial Corporation
Richmond, Kentucky

Our report on our audits of the consolidated financial statements of Madison Financial Corporation for 2001 and 2000 appears on page 1. Those audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information in Schedule I is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Baldwin, Upchurch & Foley

Baldwin, Upchurch & Foley CPA'S
Richmond, Kentucky

February 7, 2002

Lisa DeLaughn Foley
Bill Upchurch

MADISON FINANCIAL CORPORATION
SCHEDULE I – CONSOLIDATING SCHEDULE – STATEMENT OF INCOME
December 31, 2001

	Madison Financial	Madison Bank	Madison Insurance Agency	Financial Insurance Agency	Total	Eliminations	Final Total
Interest Income							
Loans, including fees		$6,519,980			$6,519,980	$ (16,601)	$6,503,379
Investment securities							
US Treasury		26,000			26,000		26,000
Obligation of U.S. agencies		609,949			609,949		609,949
Federal funds Sold		35,780			35,780		35,780
Other		51,534			51,534		51,534
Total interest income	-	7,243,243	-	-	7,243,243	(16,601)	7,226,642
Interest Expense							
Deposits		2,886,212			2,886,212		2,886,212
Federal funds purchased and other borrowed funds		632,843			632,843		632,843
Interest Expense	43,290		16,601		59,891	(16,601)	43,290
Total interest expense	43,290	3,519,055	16,601	-	3,578,946	(16,601)	3,562,345
Net interest income	(43,290)	3,724,188	(16,601)	-	3,664,297	-	3,664,297
Provision for loan losses		255,000			255,000		255,000
Net interest income after provision for loan losses	(43,290)	3,469,188	(16,601)	-	3,409,297	-	3,409,297
Other income							
Service charges and fees		614,817			614,817		614,817
Other		26,434	24,883		51,317		51,317
Total other income	-	641,251	24,883	-	666,134	-	666,134
Other Expenses							
Salaries and Benefits		1,525,018	125,264		1,650,282		1,650,282
Occupancy and Equipment		648,124	68,988	208	717,320		717,320
Data Processing		264,435			264,435		264,435
Other	5,375	792,342	23,576	84	821,377		821,377
Total other expenses	5,375	3,229,919	217,828	292	3,453,414	-	3,453,414
Income before taxes	(48,665)	880,520	(209,546)	(292)	622,017	-	622,017
Income tax expense/(benefit)	(16,546)	285,405	(70,940)	(99)	197,820		197,820
Net income	$ (32,119)	$ 595,115	$ (138,606)	$ (193)	$ 424,197	$ -	$ 424,197

Elimination Entry

	Debit	Credit
Loan interest income – Madison Bank	$16,601	
Interest expense – Madison Insurance		$16,601

(To eliminate interest paid by Madison Financial to Madison Bank)

92

Exhibit A

Subscription Agreement

Madison Financial Corporation
c/o William M. Walters and/or Debra G. Neal
P.O. Box 1210
Richmond, Kentucky 40476-1210

Gentlemen:

Subscription. The undersigned hereby subscribes for and agrees to purchase the number of shares of Series A Cumulative Nonvoting Preferred Stock of Madison Financial Corporation ("Madison Financial") set forth opposite the undersigned's name below at a price of $100.00 per share, which shares are being offered pursuant to the Offering Circular, dated ______________, of Madison Financial (the "Offering Circular").

The undersigned understands that the minimum purchase is 20 shares. This subscription may be accepted or rejected in whole or in part by Madison Financial. Madison Financial may accept or reject subscriptions in any order it determines, in its discretion.

Payment of Subscription. Enclosed with this Subscription Agreement is a check to the order of Madison Financial Corporation — Stock Offering, in an amount equal to the total purchase price payable for the shares subscribed for by the undersigned.

If this subscription is rejected, in whole or in part, funds delivered herewith will, to the extent the subscription is rejected, be returned to the undersigned promptly without interest or deduction.

Representations of Subscriber. The undersigned represents and warrants to Madison Financial the following to be true:

(a) The undersigned has received a copy of and is familiar with the Offering Circular;

(b) The undersigned acknowledges that the shares being subscribed for are not deposits and are not insured or guaranteed by the FDIC or any other governmental agency, and that no federal or state agency has passed upon the shares, or made any finding or determination as to the fairness of the investment or given any recommendation or endorsement of the shares.

(c) The state in which the undersigned (or, if the undersigned will be a nominee holder, the person who will be the beneficial owner of the shares subscribed for) is a resident is set out below.

Assignability. The undersigned agrees not to transfer or assign this subscription, or any of his or her interest herein.

Governing Law. This subscription shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

93.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date set forth below.

For Shares of Series A Cumulative Nonvoting Preferred Stock of Madison Financial Corporation

____
Name of Subscriber

_________________________ Shares
Number of Shares

____
Social Security or Tax Identification Number

$____________________________
Total Purchase Price at $100 per Share

____
State of Residence of Subscriber

____
Telephone Number

____

____
Address of Subscriber

Signature(s) ____

____

Date ____________________

Special instruction: If the subscriber is an individual retirement account or will be a nominee holder of the shares subscribed for, please provide the following information about the person who will be the beneficial owner of the shares subscribed for:

____
Name

____
Telephone Number

____
Address of Residence (Including State)

SUBSTITUTE FORM W-9

Department of the Treasury, Internal Revenue Service

Payer's Request for Taxpayer Identification Number

Please provide your Social Security or other identification number and certify by signing and dating below:

Social Security or Taxpayer Identification Number: ______________________

CERTIFICATION: Under penalties of perjury, I certify that the number shown on this form is my valid tax identification number and that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends or the Internal Revenue Service has notified me that I am no longer subject to backup withholding; and that I am a U.S. person (including a U.S. resident alien).

Signature:____________________________________

Date: ____________________________________

PART III -- EXHIBITS

Index to Exhibits

The following exhibits are filed as exhibits to the offering statement:

	Description	Sequential Page No.
(2)(a)	Articles of Incorporation of Madison Financial Corporation, as amended (previously filed)	
(2)(b)	Bylaws of Madison Financial Corporation (previously filed)	
(4)	Subscription Agreement (attached as Exhibit A to the Offering Circular included in Part II)	
(6)(a)	Directors' 1999 Stock Option Plan, with amendments (previously filed)	
(6)(b)	Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated October 15, 1998 (previously filed)	
(6)(c)	Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated February 1, 1999 (previously filed)	
(6)(d)	Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated June 15, 2000 (previously filed)	
(6)(e)	Lease Agreement between Madison Bank and University Shopping Center, dated September 9, 1996, Lease Modification dated October 10, 1996, and Addendum to Lease dated June 24, 1997 (previously filed)	
(6)(f)	Land Lease between Madison Bank and Hardy Oil Company, Inc., dated June 1, 1999 (previously filed)	
(6)(g)	Lease Agreement between Madison Insurance Agency and 1st Madison Properties, Inc., dated April 12, 2000 (previously filed)	
(6)(h)	Data Processing Agreement between Madison Bank and Computer Services, Inc., dated April 1, 2002 (previously filed)	
(6)(i)	Promissory Note of Madison Financial Corporation dated August 23, 2002 evidencing $1,000,000 line of credit, secured by 80,000 shares of Madison Bank stock (previously filed)	
(6)(j)	Lease Modification Agreement between Madison Insurance Agency and 1st Madison Properties, Inc.	98
(6)(k)	Agreement between Madison Bank and Bankers Service Corporation	100
(10)	Consent of Baldwin, Upchurch & Foley, independent certified accountants	104
(11)	Opinion of counsel as to the legality of the securities offered (previously filed)	
(12)	Form of letter to potential investors concerning availability of offering materials (previously filed)	

Exhibit (6)(j)

COPY

MODIFICATION AGREEMENT

This Modification Agreement is made and entered into by and between 1st Madison Properties, LLC., (Lessor) and Madison Insurance Agency, Inc., (Lessee).

WITNESSETH: THAT, WHEREAS, the parties hereto did execute a Lease Agreement bearing a Commencement Date of May 1, 2000, for certain premises located on Gibson Bay Drive in the Highland Park development of Richmond, Madison County, Kentucky; and

WHEREAS, the parties wish to amend the existing lease as herein provided.

NOW, THEREFORE, the parties hereto do covenant, contract and agree as follows:

1. That the Effective Date of this Modification Agreement shall be October 15, 2002.

2. That commencing on the Effective Date, the Lease Term shall be month to month.

3. That the Monthly Rental shall be $1,000.00 per month.

4. That the Paragraph titled RENTAL, shall be amended to read in its entirety as follows:

   RENTAL: During the Lease Term, LESSEE shall pay to LESSOR the Monthly Rental, payable in advance of each succeeding month's occupancy. The Monthly Rental shall be due on the 15th of each month, with the first such payment being due on the Effective Date. The Monthly Rental shall be made thereafter on the same day of each month to LESSOR at the address as specified in the original Lease Agreement. A payment shall be delinquent if not received by LESSOR within 10 days after the due date.

5. That the terms "Monthly Rental" shall be substituted in place of all references to the terms "Annual Rental", "Monthly Installments" and "Monthly Installments of rent".

6. That the paragraph titled HOLDING OVER is hereby amended to read in its entirety as follows:

   HOLDING OVER: LESSEE shall continue to be a month-to-month tenant until the tenancy shall be terminated by LESSOR, or until LESSEE has given to LESSOR a written notice at least one (1) month prior to the date of termination of the monthly tenancy of its intention to terminate the tenancy.

7. That any references or provisions concerning the "Option to Extend Lease Term", "Option Term" and "Option Terms & Rent" are hereby waived and deleted.

8. That the remaining terms and conditions of the aforesaid lease shall remain in full force and effect, unaltered by the terms hereof.

Lessor:	Lessee:
1st Madison Properties, LLC.	Madison Insurance Agency, Inc.
Michael Eidson	W. M. Walters, Pres.
Michael Eidson, Manager	William M. Walters, President
Date: 11/9/02	Date: 11/4/02

O:\EAVES\1st Madison Properties\Madison Insurance 1st amendment to lease.wpd

Exhibit (6)(k)

SERVICE AGREEMENT

This agreement is made this 8th day of January 1998, by and between Bankers Service Corporation, Inc. (BSC) and Madison Bank, Richmond, Kentucky (Bank).

The bank has requested that BSC perform various services in regards to loan review, compliance testing, and Bank Secrecy Act testing. BSC has requested that the bank utilize services offered by BSC for a minimum number of hours per year. Therefore, the bank and BSC agree as follows:

1. BSC will perform internal loan review services on a quarterly basis. The extent of the review will be determined based on the characteristics and needs of the bank.

2. BSC will perform compliance testing on a quarterly basis. Testing procedures will be divided among the four quarters to ensure that a full compliance test (as defined by the regulatory agencies) is completed through the course of a twelve month period.

3. BSC will perform Bank Secrecy Act testing on an annual basis. Testing procedures will include those procedures necessary to ensure compliance with regulatory testing requirements.

4. Written documentation in the form of workpapers for all reviews and testing procedures will be retained by BSC. A written report containing the scope and findings of the review, in addition to recommendations, if any, will be presented to the bank at the conclusion of each review. A copy of such report will be provided to the bank and a copy will be retained by BSC. It is agreed that workpapers and reports specifically prepared during reviews at the bank are the property of the Bank, although the workpapers will be retained by BSC. BSC agrees to furnish the bank with copies, or originals, of workpapers upon request. BSC also agrees to make workpapers and reports available to regulatory agencies upon request.

5. Employees of BSC will meet with the bank's Board of Directors to discuss the findings of reviews at least annually. During the interim, such meetings will be held with designated members of active management.

SERVICE AGREEMENT

6. BSC acknowledges that, during the course of the performance of this agreement, it may have access to information about the bank, its business, customers, employees, finances, operations, products, services, strategies, plans and prospects that is not then generally available to the public (collectively, "Confidential Information"). BSC agrees to safeguard the confidentiality of the Confidential Information and not to disclose any Confidential Information to any person or use such Confidential Information for any purpose other than in connection with its performance of this Agreement. Notwithstanding the foregoing, BSC shall not be prohibited from disclosing any Confidential Information:

[a] to the extent such information can be shown to have been (i) previously known by BSC, (ii) in the public domain through no fault of BSC, or (iii) later acquired by BSC from other sources not themselves bound by, and in breach of, a confidentiality agreement; or

[b] to the extent BSC is advised in writing by its counsel that such disclosure is required by law, provided that, prior to any such disclosure, BSC provides the bank with prompt notice of such requirement so that the bank may seek a protective order or other appropriate remedy or waive compliance with the provisions of this paragraph; or

[c] with the prior consent of the bank.

7. The bank agrees to utilize BSC for a minimum number of hours during a twelve-month term as mutually agreed upon by the Board of Directors of BSC and the bank. The initial, annual, minimum hour requirement is set out in Exhibit A, attached hereto, and shall be subject to change as mutually agreed upon in writing by BSC and the bank.

8. The bank agrees that the hourly rate to be charged by BSC is $60.00 per hour, per employee plus mileage expense at the allowable IRS limitation, per employee.

SERVICE AGREEMENT

This Agreement will automatically renew annually. The bank may terminate this agreement upon 60 days written notice to BSC. BSC, by resolution of its Board of Directors, may terminate this Agreement at any time upon delivery of written notice, if it in good faith believes that the bank is failing to exercise commercially reasonable efforts to comply substantially with its obligations under any written agreement or other written statement the violation of which may be enforced by the appropriate Federal banking agency, or under any final order issued with respect to an administrative enforcement proceeding initiated by such agency. At least 30 days before exercising its right to terminate hereunder, BSC will advise the Board of Directors of the bank of the general circumstance which it believes would constitute grounds for termination by BSC. The parties acknowledge that any such termination by BSC will constitute a "Change of Control" as defined in the Stock Restriction and Buy-Sell Agreement between BSC and its shareholders.

The parties may agree to amend the terms of this agreement from time to time by providing 60 days written notice.

Bankers Service Corporation (BSC):

By: Keith Perrin

Name: KEITH PERRIN

Title: PRESIDENT

Madison Bank:

By: Debra W Neal EVP

Name: Debra G Neal

Title: EVP

SERVICE AGREEMENT
EXHIBIT A

The initial, annual, minimum hour requirement for which the bank agrees to utilize BSC is 347 hours for a twelve-month term. This term begins on the date of signature of this agreement and extends for twelve months thereafter. The minimum hours agreed upon, as stated herein, will automatically renew unless changes to the minimum hours are mutually agreed upon by the Board of Directors of BSC and the bank.

If during any year, as long as this agreement has not been terminated, the bank fails to meet the minimum hour requirement as stated above, it shall be required to pay for unused hours only to the extent that BSC incurs an operating loss for that year. BSC agrees to include the same requirement in service agreements it enters into with other shareholders of BSC.

Exhibit 10

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Offering Statement on Form 1-A, as amended, of our audit report dated February 7, 2002, relating to the financial statements of Madison Financial Corporation for the years ended December 31, 2001 and December 31, 2000.

Baldwin, Upchurch & Foley

Baldwin, Upchurch & Foley, CPAs
Richmond, Kentucky

March 10, 2003

15121814.1

SIGNATURES

The issuer has duly caused this Amendment Number 1 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Kentucky, on March 24, 2003.

MADISON FINANCIAL CORPORATION

By William M. Walters
William M. Walters, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Dr. Randy Allen	Director	2/19/03
J. Michael Burns	Director	2-19-03
Dr. Douglas G. Owen	Director	2/19/03
Michael R. Eaves	Director	2/19/03
Michael D. Eidson	Director	2/19/03
Merwyn I. Jackson	Director	2/19/03
Frank D. Morrow	Director	2-19-03
Debra G. Neal	Director	2/19/03

Donald R. Snyder	Director	2/19/03
William M. Walters	Director	2/19/03
John E. Young, IV	Director	2/19/03
William M. Walters	Chief Executive Officer	2/19/03
Debra G. Neal	Chief Financial Officer	2/19/03